<page 1>

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                           AMENDMENT NO. 11

               Under the Securities Exchange Act of 1934

                         Riverside Group, Inc.
                           (Name of Issuer)

               Common Stock, Par Value, $0.10 Per Share
                    (Title of Class of Securities)

                              769135 10 4
                            (CUSIP Number)

                           Catherine J. Gray
                         Riverside Group, Inc.
                    7800 Belfort Parkway, Suite 100
                      Jacksonville, Florida 32256
                       (904)281-2200, Ext. 3310
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications)


                           February 25, 1999
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:     Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).

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CUSIP No. 769135 10 4

_____________________________________________________________________________
     1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos.
          of Above Persons   J. Steven Wilson ("JSW")
           ###-##-####; Wilson Financial Corporation ("WFC")
           59-2006064

______________________________________________________________________________


     2)   Check the Appropriate Row if a Member of a Group (See
          Instructions)
          (a)_________________________________________________________________

          (b)_________________________________________________________________

______________________________________________________________________________

     3)   SEC Use Only________________________________________________________

______________________________________________________________________________

     4)   Source of Funds (See Instructions)__________________________________
______________________________________________________________________________

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)__________________________________________________
______________________________________________________________________________

     6)   Citizenship or Place of Organization  United States,
          Florida
______________________________________________________________________________

Number of      7)   Sole Voting PoweW   JSW: 2,667,422;
Shares Bene-         WFC: 2,543,553
ficially
Owned by       8)   Shared Voting Power       0
Each Report-
ing Person     9)   Sole Dispositive Power    Same as #7
With
               10)  Shared Dispositive Power    0
-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person     Same as #7
_______________________________________________________________________________

<page 3>


CUSIP No. 769135 10 4
_______________________________________________________________________________


     12)  Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)___________________________________________
          ____________________________________________________________________
_______________________________________________________________________________


     13)  Percent of Class Represented by Amount in Row (11)
          JSW:50.5%; WFC:48.1%
______________________________________________________________________________

     14)  Type of Reporting Person (See Instructions)
               JSW: IN;   WFC: CO
______________________________________________________________________________

     This Amendment No. 11 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph:

     "On February 24, 1999, Mr. Wilson and Wilson Financial entered into a loan agreement (the "Imagine Loan") with Imagine Investments, Inc. ("Imagine"). Pursuant to the Imagine Loan, (i) Imagine agreed on certain terms and conditions to make a six million dollar loan to Wilson Financial guaranteed by Mr. Wilson and secured by, among other things, a first or second priority security interest in all shares of Riverside's Common Stock owned by Wilson Financial and Mr. Wilson, (ii) in consideration for the payment of $10,000 by Imagine to Mr. Wilson and Wilson Financial, Wilson Financial granted Imagine the option to purchase from Wilson Financial at any time on or before December 31, 2001 (extendable at Imagine's election until December 31, 2004 under certain circumstances) up to 785,173 shares of Riverside Group's Common Stock at a purchase price of $1.75 per share,(iii) Mr. Wilson and Wilson Financial assigned to Imagine their registration rights with respect to the shares of Riverside's Common Stock pledged to Imagine or subject to Imagine's option, and (iv) Mr. Wilson and Wilson Financial granted Imagine certain "tag-along" rights to participate in certain sales by them of shares of rights to participate in certain sales by them of shares of Riverside Group's Common Stock."


<page 4>

"Item 7.  Material to be Filed as Exhibits.

     Attached as exhibits hereto are the following:

Exhibit        Description

  OO Loan Agreement dated February 24, 1999, among J. Steven Wilson, Wilson Financial Corporation & Imagine
               Investments, Inc. and In-Kind Note Agreement, among J. Steven Wilson, Wilson Financial Corporation & Imagine Investments, Inc. (Exhibit D)

  PP Term Promissory Note among J. Steven Wilson, Wilson Financial Corporation & Imagine Investments, Inc.

  QQ Stock Pledge Agreement among J. Steven Wilson, Wilson Financial Corporation & Imagine Investments, Inc.

  RR Stock Option Agreement among J. Steven Wilson, Wilson Financial Corporation & Imagine Investments, Inc.
               pledging Riverside Group, Inc.' Common Stock.

  SS Stock Option Agreement among J. Steven Wilson, Wilson Financial Corporation & Imagine Investments, Inc.
               pledging Wilson Financial Corporation's stock.

  TT           Collateral Release Letter.



                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 2, 1999              ______________________________
                                   J. Steven Wilson, Individually


Date:   March 2, 1999              WILSON FINANCIAL CORPORATION


                                   By:  ___________________________
                                        J. Steven Wilson, President

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          _________________________________________________

                           LOAN AGREEMENT
          _________________________________________________







                             February 25, 1999

<page 6>


1.       Term Loan . . . . . . . . . . . . . . . . . . . . . . .1
         1.1   Amount, Purpose and Term ....................... 1
         1.2   Disbursements....................................1
         1.3   No Prepayment....................................2
         1.4   Maturity Date ...................................2
         1.5   Fee..............................................2

2.       Security for the Indebtedness . . . . . . . . . . . . .2
         2.1   Stock Pledge Agreement Pertaining to Riverside...2
         2.2   Stock Pledge Agreement Pertaining to Borrower....2
         2.3   Guaranty.........................................2
         2.4   Other Security...................................2

3.       Conditions Precedent. . . . . . . . . . . . . . . . . .3
         3.1   Resolutions and Approvals........................3
         3.2   Legal Opinion....................................3
         3.3   Loan Documents...................................3
         3.4   Representations, Warranties and Covenants........3
         3.5   Consents of Third Parties........................3
         3.6   Corporate Matters................................3
         3.7   Stock Option.....................................3
         3.8   No Event of Default..............................3

4.       Affirmative Covenants . . . . . . . . . . . . . . . . .4
         4.1   Money Obligations................................4
         4.2   Financial Statements.............................4
         4.3   Financial Records................................5
         4.4   Existence and Licenses...........................6
         4.5   Notice...........................................6
         4.6   Agreements.......................................6
         4.7   Stock............................................6
         4.8   Compliance with Laws and Agreements..............6
         4.9   Subordination....................................7
         4.10  Payment of Term Note and Other Indebtedness......7

5.       Negative Covenants. . . . . . . . . . . . . . . . . . .7
         5.1   Material Adverse Changes.........................7
         5.2   Minimum Tangible Net Worth.......................8
         5.3   Executive Compensation of Guarantor..............9
         5.4   Advances, Repayment of Debts and Dividends.......9
         5.5   Repurchase of Stock.............................10
         5.6   Mergers, Sales and Transfers....................10
         5.7   Subsidiaries....................................10
         5.8   New Business....................................10
         5.9   Capital Contributions...........................10
         5.10  Prepayment of Other Debts.......................10
         5.11  Indebtedness....................................10
         5.12  Loans...........................................11

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6.       Additional Agreements Regarding Stock . . . . . . . . 11

7.       Events of Default . . . . . . . . . . . . . . . . . . 11
         7.1  Payments.........................................12
         7.2  Defaults Under Loan Documents....................12
         7.3  Covenants and Agreements.........................12
         7.4  Failure to Pay Other Indebtedness................12
         7.5  Accuracy of Statements...........................12
         7.6  Solvency and Other Matters.......................12
         7.7  Other Defaults...................................13

8.       Remedies Upon Default . . . . . . . . . . . . . . . . 13
         8.1  Optional Acceleration............................13
         8.2  Automatic Acceleration...........................14
         8.3  Offsets..........................................14
         8.4  Termination of Disbursements.....................14
         8.5  Rights Under Security Instruments................14
         8.6  Rights Cumulative................................14

9.       Notices . . . . . . . . . . . . . . . . . . . . . . . 14
         9.1  Giving of Notices................................14
         9.2  Time Notices Deemed Given........................16

10.      Guaranty of Guarantor.................................16

11.      Fees and Expenses.....................................16

12.      In-Kind Note..........................................17

13.      Miscellaneous Provisions..............................17
         13.1  Construction....................................17
         13.2  Counterparts....................................17
         13.3  Entire Agreement................................17
         13.4  Further Assurances..............................17
         13.5  Governing Law...................................17
         13.6  Headings........................................18
         13.7  Invalidity of Provisions; Severability..........18
         13.8  Limitation on Interest..........................18
         13.9  Binding Effect..................................19
         13.10 Modifications...................................19
         13.11 Time of Essence.................................19
         13.12 Waiver..........................................19
         13.13 Interpretation..................................19
         13.14 Assignment......................................19
         13.15 Survival of Covenants, Agreements, Warranties
               and Representations.............................19
         13.16 Bank Boston's Interest in Stock.................20

14.      Jury Trial Waiver.....................................20

<page 8>

                          LOAN AGREEMENT

         This Loan Agreement is entered into and effective as of the 25th day of February, 1999, by and among: (i) Imagine Investments, Inc., a Delaware corporation with principal place of business in Dallas, Texas (the
"Lender"), (ii) Wilson Financial Corporation, a Florida corporation with principal place of business in Jacksonville, Florida (the "Borrower"), and
(iii) J. Steven Wilson, an individual of Jacksonville, Florida (the
"Guarantor").

         Recitals:

         A. Borrower desires to obtain from Lender a term loan in the amount of Six Million Dollars ($6,000,000.00), which will be used by Borrower to pay various obligations as and when the same are due and payable
("Term Loan").

         B. In order to induce Lender to enter into this Loan Agreement and to extend the Term Loan hereunder, without which inducement Lender would be unwilling to take such actions, and in consideration of the benefits he will receive therefrom, Guarantor is willing and desires to guaranty the obligations of Borrower under this Loan Agreement and to make the agreements as set forth herein.

         Agreement:

         Now, Therefore, the parties hereby agree as follows:

         1. Term Loan. Subject to the terms and conditions contained herein, Lender hereby agrees to make the Term Loan to Borrower, in accordance with the following provisions:

            1.1 Amount, Purpose and Term. The amount of the Term Loan shall be Six Million Dollars ($6,000,000.00). The Term Loan is evidenced by and shall be payable and otherwise be made on the terms set forth in the "Term Note" made by Borrower to Lender of even date herewith and on the terms established in this Loan Agreement. All payments on the Term Note shall be made in immediately available funds at the principal office of Lender on each date as specified in the Term Note and/or this Loan
Agreement. The Term Note shall bear interest at the rate of ten percent (10%) per annum. The proceeds of the Term Loan shall be used by Borrower to pay principal and interest payments on Borrower's obligations to Bank Boston, N.A. (the "Bank Boston") and Compass Bank as set forth on Exhibit
A attached hereto and made a part hereof and to pay the other outstanding obligations as set forth on Exhibit B attached hereto and made a part hereof.

            1.2 Disbursements. Contemporaneously with the execution of this Loan Agreement and the fulfillment of all conditions precedent to the

<page 9>

disbursement of the proceeds of the Term Loan, Lender has disbursed funds by wire transfer to Borrower or for Borrower's benefit in the amounts shown on Exhibit C attached hereto and made a part hereof and, as hereby instructed by Borrower, has paid Borrower's obligations to Lender and to Robert T. Shaw as listed on Exhibit B hereto and has paid Lender's legal fees in connection with the Term Loan.

         Lender shall make additional disbursements of principal on the Term Loan to Borrower as hereinafter requested by Borrower upon ten (10) business days prior written notice from time to time to Lender in accordance with the schedules respectively set forth on Exhibit A and Exhibit B hereto. The Term Loan is not a revolving loan, and amounts disbursed thereunder may not be paid down and subsequently reborrowed by Borrower.

            1.3 No Prepayment. No portion of the principal balance of the Term Note, nor any accrued interest thereon, may be prepaid at any time, in whole or in part, without the written consent of Lender.

            1.4 Maturity Date. The maturity date of the Term Note, at which time all outstanding principal and accrued interest on the Term Note shall be due and payable in full, is December 31, 2001.

            1.5 Fee. Borrower agrees to pay a fee to Lender in the amount of $10,000 for agreeing to make the Term Loan and hereby instructs Lender to immediately pay such fee out of the proceeds of the Term Loan.

         2. Security for the Indebtedness. The Term Note, and any and all other obligations and liabilities owed by Borrower or Guarantor to Lender (collectively, the "Indebtedness"), is and shall be secured by and entitled to the benefits of all the following (all of the following are sometimes hereinafter collectively referred to as the "Security
Instruments"; the Security Instruments and this Loan Agreement are sometimes hereinafter collectively referred to as the "Loan Documents"):

            2.1 Stock Pledge Agreement Pertaining to Riverside. That certain Stock Pledge Agreement between Borrower, Guarantor and Lender of even date herewith pursuant to which 2,617,243 shares of stock (the "Stock") of Riverside Group, Inc., a Florida corporation (the "Corporation") have been pledged by Borrower and Guarantor to Lender, together with the appropriate blank stock powers and the delivery of the original stock certificates for 392,282 shares of such Stock to Lender (the remainder of such Shares are being held by Bank Boston as agent for Lender to perfect Lender's security interest therein).

            2.2 Stock Pledge Agreement Pertaining to Borrower. That certain Stock Pledge Agreement between Guarantor and Lender of even date herewith, pursuant to which certain of the outstanding shares of stock of Borrower have been pledged by Guarantor to Lender, together with appropriate blank stock powers and the delivery of the original stock certificates to Lender.

<page 10>

            2.3 Guaranty. The unconditional personal guaranty agreement of Guarantor pursuant to Section 10 hereunder, and pursuant to the Guaranty Agreement attached to the Term Note.

            2.4 Other Security. Other security and instruments, if any, granted by Borrower and/or Guarantor to Lender, whether of even date herewith or hereafter or heretofore granted, to secure the Term Note and/or any other Indebtedness.

         3. Conditions Precedent. Lender's obligations under this Loan Agreement, including each disbursement of any proceeds of the Term Loan, shall be subject to the fulfillment to Lender's satisfaction of each of the following conditions precedent, unless such condition or conditions shall be waived by Lender in writing, in the sole discretion of Lender:

            3.1 Resolutions and Approvals. Borrower shall furnish certified copies of all consents, resolutions and approvals as may be required by Lender, evidencing approval of the execution of the Loan Documents, all in form and substance acceptable to Lender.

            3.2 Legal Opinion. Lender shall have received a favorable written opinion of counsel for Borrower and Guarantor (i.e. Holland & Knight), dated and effective as of the date on which the Loan Documents are executed and delivered, addressed to Lender and satisfactory in form and substance to Lender, with only such modifications, exceptions, assumptions and qualifications as shall be acceptable to Lender and its counsel.

            3.3 Loan Documents. All the Loan Documents, and such other documents or instruments as Lender may reasonably require, all in form and substance acceptable to Lender, shall have been duly executed and delivered to Lender, and, where appropriate, duly recorded in the proper public offices.

            3.4 Representations, Warranties and Covenants. All representations and warranties of Borrower and Guarantor contained herein shall be true and correct, and Borrower and Guarantor shall be in compliance with all covenants contained in this Loan Agreement and in the Security Instruments.

            3.5 Consents of Third Parties. Such third party consents, estoppels or agreements as Lender may require, including, but not limited to, the consent and agreement of Bank Boston to the Stock Pledge Agreement described in Section 2.1 hereof, all of which shall be in form and content satisfactory to Lender in its sole discretion.

            3.6 Corporate Matters. Lender shall have been provided with true and correct copies of all articles of incorporation, by-laws and corporate minutes of Borrower and shall have been provided such further information as shall have been requested by Lender with regard to the business, properties and finances and operations of Borrower and Guarantor.

<page 11>

            3.7 Stock Option. Borrower and Guarantor shall have executed and delivered a Stock Option Agreement in favor of Lender, of even date herewith (the "Option Agreement"), pursuant to which Borrower and Guarantor shall have granted Lender the exclusive right and option to purchase 785,173 shares of the common stock of the Corporation for a purchase price of $1.75 per share, for a term through December 31, 2001 (subject to extension as therein provided) (the "Option").

            3.8 No Event of Default. No "Event of Default" and no event which would constitute an Event of Default with the giving of notice, passage of time, or both (a "Possible Default") shall have occurred.

         4. Affirmative Covenants. Borrower and Guarantor jointly and severally agree that until the principal of and all interest on the Term Note and all the other Indebtedness shall have been paid in full and this Loan
Agreement terminated, Borrower and Guarantor, as applicable, shall perform and observe all of the following terms and provisions:

            4.1 Money Obligations. Each of Borrower and Guarantor shall pay in full:

                 (a) Prior in each case to the date when penalties would attach, all taxes, assessments and governmental charges and levies hereafter due by Borrower and/or Guarantor (except only those so long as and to the extent that the same shall be contested in good faith by appropriate and timely legal proceedings and for which a bond staying execution or enforcement thereof shall have been posted to the satisfaction of the Lender); and

                 (b) All its and his respective debts, obligations and liabilities incurred after the date hereof, on or prior to their respective due dates, for which it or he may be or become liable or to which any or all of its or his properties may be or become subject.

            4.2  Financial Statements.

                 (a) Borrower shall furnish to Lender, within thirty (30) days after the end of each calendar quarter, an income statement of Borrower for that quarter and for the period from the beginning of the applicable fiscal year of the Borrower to the end of such quarter and a balance sheet of Borrower as of the end of each such quarter, certified by the President or Chief Financial Officer of Borrower to be true, correct and accurate.

<page 12>

                 (b) Borrower shall furnish to the Lender, within ninety (90) days after the end of each fiscal year of Borrower, (i) a complete financial report, consisting of balance sheet, statement of profit and loss, application of funds, change in financial position and the like, prepared or reviewed by a firm of independent public accountants of recognized standing acceptable to Lender, and (ii) the annual audit report of the Corporation, together with the opinion of the accounting firm that prepared such audit report, that said report presents fairly the financial position of the Corporation as of the date of the audit and the results of the Corporation's operations and its cash flows for the year, without qualification.

                 (c) Borrower shall furnish to Lender, immediately upon Lender's written request, such other information about the financial condition, properties and operations of Borrower and the Corporation as Lender may from time to time reasonably request.

                 (d) Guarantor shall furnish to Lender, (i) on or before January 31 of each year, financial statements of Guarantor, in a form approved by Lender, as of the preceding December 31, certified as true and correct by Guarantor, (ii) a copy of Guarantor's signed federal tax return within five (5) business days of the filing of such return with the Internal Revenue Service, and (iii) promptly on demand of Lender, such other financial information concerning Guarantor as Lender may request from time to time;

                 (e)  All financial statements specified in Section 4.2(a),
(b), and (c) above shall be furnished to Lender with comparative figures for the corresponding period in the preceding fiscal year; and all financial statements referred to in Section 4.2(a), (b), and (c) above shall be prepared on the accrual basis of accounting, in accordance with GAAP applied on a basis consistent with prior years of Borrower and the Corporation, on a consolidated (and consolidating) basis and shall be accompanied by a certificate of the President of Borrower:

                   (1) stating that there exists no Event of Default or Possible Default hereunder; or

                   (2) describing with particularity any Event of Default or Possible Default, stating the nature thereof, the period of existence thereof and what action Borrower, its subsidiaries and/or Guarantor have taken or propose to take with respect thereto.

                 (f) Borrower shall furnish to Lender, prompt written notice of any condition or event which has resulted in or might result in:

                   (1) a material adverse change in the consolidated condition (financial or otherwise) or operations of Borrower, the Corporation or Guarantor; or

<page 13>

                   (2) a breach of or noncompliance with any term, condition or covenant contained herein or in any document delivered pursuant hereto; or

                   (3) a material breach of, or noncompliance with, any term, condition or covenant of any material contract to which Borrower and/or any of its subsidiaries or the Corporation and/or any of its subsidiaries or the Guarantor are a party or by which they or their property may be bound.

                 (g) Borrower and Guarantor shall furnish to Lender prompt written notice of any claims, proceedings or disputes (whether or not purportedly on behalf of Borrower or Guarantor) against, or to the knowledge of Borrower or Guarantor, threatened or affecting Borrower or Guarantor which, if adversely determined, would have a material adverse effect on the business, properties or condition (financial or otherwise) of Borrower or any subsidiaries or Guarantor or any labor controversy resulting in or threatening to result in a strike against Borrower or Guarantor, or of any proposal by any public authority to acquire any of the material assets or business of Borrower.

            4.3 Financial Records. Borrower and Guarantor, as applicable, shall:

                 (a) At all times keep true and complete financial records in accordance with GAAP consistently applied (as to Guarantor, on the cash method);

                 (b) At all reasonable times, permit Lender to examine any or all of its or his financial and other records and to make excerpts therefrom and transcripts thereof;

                 (c) Maintain its books and records at its and his current principal office at 7800 Belfort Parkway, Suite 100, Jacksonville,
Florida  32256; and

                 (d)  Maintain its and his current fiscal year.

            4.4 Existence and Licenses. Borrower shall preserve its corporate existence in good standing and will be and remain qualified to do business in good standing in all states in which it is required to be so qualified, and will maintain all permits, licenses and other similar matters necessary or appropriate for its business.

            4.5 Notice. Guarantor and Borrower (acting by and through the President or another duly authorized officer of the Borrower) shall notify Lender in writing, within no more than twenty-four (24) hours (and without the benefit of any grace period afforded in any provision of this Loan Agreement or any Security Instrument) after Guarantor or Borrower or any of Borrower's officers or directors learns of any of the following:

<page 14>

                 (a) the existence or occurrence of any Event of Default or Possible Default under this Loan Agreement, or any default under the Term Note or any of the Security Instruments; or

                 (b) any representation or warranty made herein, or in any related writing, not being or ceasing to be, for any reason, in any material respect, true and complete and not misleading; or

                 (c) the institution of, or adverse determination in, any litigation, arbitration or governmental proceeding (including but not limited to an audit or examination by the Internal Revenue Service) which could have a material and adverse effect upon Borrower, the Corporation or Guarantor, which notification shall describe the nature thereof, what happened with respect thereto and what steps are being taken by Borrower, the Corporation or Guarantor, as the case may be, with respect thereto.

            4.6 Agreements. Borrower and Guarantor shall and shall cause the Corporation to comply timely with all their respective agreements and valid obligations to and with all parties, and shall not commit or permit to be committed any default thereunder.

            4.7 Stock. Borrower shall instruct its Secretary and stock transfer agent not to issue any additional capital stock, warrants, options or rights with respect thereto or instruments convertible into Borrower's capital stock, and Borrower shall not issue any additional capital stock, warrants, options or rights with respect thereto, or instruments convertible into Borrower's capital stock, unless the same is directly pledged and delivered to Lender as security for the Term Note pursuant to the Stock Pledge Agreement referred to in Section 2.2 hereof.

            4.8 Compliance with Laws and Agreements. Each of Borrower and Guarantor shall, and shall cause the Corporation at all times to, comply with the applicable statutes, regulations, ordinances and other laws applicable to its and his operations and activities.

            4.9 Subordination. Borrower and Guarantor hereby agree that all current and future debts of Borrower and/or any of its subsidiaries to Guarantor or any other stockholder or director of Borrower or any of their spouses, in laws, or blood relatives shall, and are hereby declared to be, fully subordinated to the prior repayment of all the Indebtedness, including the Term Note, and, no payments of principal or interest on such other debts shall be made, without the prior written consent of Lender, until the Indebtedness, including the Term Note, has been paid in full.

<page 15>

            4.10 Payment of Term Note and Other Indebtedness. Borrower shall timely pay the Term Note and all the other Indebtedness in accordance with their respective terms. All payments on the Term Note and the other Indebtedness shall be made to Lender in immediately available funds at Lender's principal office on the date due by no later than 2:00 p.m.
Lender's local time. Funds received by Lender after that time shall be deemed to be received by Lender on the following business day.

         5. Negative Covenants. Borrower and Guarantor jointly and severally agree that, until the principal of and all interest on the Term Note and all the other Indebtedness shall have been paid in full and this Loan Agreement terminated, Borrower and Guarantor, as applicable, shall observe and comply with each of the following provisions:

            5.1 Material Adverse Changes. Borrower shall not permit a "material adverse change" (as hereinafter defined) to occur. A "material adverse change" shall be deemed to have occurred upon any of the following:

                 (a) The operating income of Wickes, Inc. for each fiscal four quarter period in fiscal year 1999 and each fiscal year thereafter is less than 89% of the amount thereof for the corresponding period in fiscal year 1998. This calculation will be made on a cumulative basis (operating income in 1998 was approximately $30,000,000, and operating income is expected to range between $38,000,000 and $42,000,000 in 1999).

                 (b) Any real estate of the Corporation is sold for less than 90% of the amount shown on the Corporation's Collateral Analysis
Schedule, a copy of which will be provided to Lender within 30 days of the loan closing and updated quarterly (the "Collateral Analysis
Schedule"); or in the event there are no sales, future values (as reflected on any future Collateral Analysis Schedule or, if lower, appraisals secured as provided in Section 5.2 (b) below) of such real estate diminish more than 15% in the aggregate from their present value reflected on the initial Collateral Analysis Schedule.

                 (c) The operating revenues and cash flows from Cybermax, Inc., an affiliate of the Corporation, at the end of any fiscal quarter in 1999 (on a cumulative basis) is less than 90% of those recorded for the same period in 1998 or if the negative cash flow from Cybermax, Inc. is more than $1,000,000 at any time during 1999.

                 (d) During fiscal year 2000 and 2001 of Cybermax, Inc., following approval of the Executive Committee (consisting of Harry Carneal, Robert Shaw and Guarantor) of Cybermax, Inc.'s business plan, if on a cumulative basis, the gross profits of Cybermax, Inc. are less than 75% of amounts projected in such business plan, or expenses are more than 10% above amounts projected in such business plan.

<page 16>

                 (e) The Corporation's investment in Greenleaf, Inc. results in a material negative cash effect on the Corporation. Examples of a negative effect associated with this investment would be if the Corporation incurs any substantial negative cash flow or is involved in material litigation in connection with Greenleaf, Inc.

                 (f) Following approval of the Executive Committee (consisting of Harry Carneal, Robert Shaw and Guarantor) of BuildScape, Inc.'s business plan, and provided significant outside capital is not invested in BuildScape, Inc., if on a cumulative basis, the gross profits of BuildScape, Inc. are less than 75% of amounts projected in such business plan, expenses are more than 10% above amounts projected in such business plan, or the stages of completion of the basic infrastructure of BuildScape, Inc. are more than six (6) weeks delinquent. If significant outside capital is invested in BuildScape, Inc., the foregoing business plan shall be modified to reflect such investment and submitted to the Executive Committee (and whose members must be as stated above), for approval and if such modified business plan is not approved by the Executive Committee within 20 days after such capital infusion, that shall be deemed a material adverse change; if such modified business plan is approved by such Executive Committee; and if gross profits and expenses of BuildScape, Inc. are within 25% of those projected in such modified business plan that has been approved by such Executive
Committee, no material adverse change will be deemed to have occurred under this clause, but otherwise a material adverse change under this clause will be deemed to have occurred.

         Each of the foregoing items will be considered not individually but rather in the aggregate, such that if an individual item has occurred but there is a positive offset with respect to another item, Lender will consider the net effect when making its determination as to whether a "material adverse change" has occurred, but the Lender shall be entitled to make such determination in its sole and unfettered discretion. As an example, in the event the Corporation's investment in Greenleaf, Inc. ultimately results in the realization of clear value (i.e. cash), then this will be taken into consideration in evaluating the progress or results of any of the other items.

            5.2 Minimum Tangible Net Worth. Borrower and Guarantor shall not permit either Borrower or the Corporation to fail to meet the following tests:

                 (a) Borrower shall maintain a minimum GAAP net worth of $250,000, and at no time will the calculated net realizable value of Borrower's assets be less than $2,000,000 in excess of Borrower's liabilities. The calculated net realizable value will be computed at the end of each calendar quarter. The calculated net realizable value of Borrower's assets will be based upon the agreed upon calculations for Borrower's interest in the Corporation plus the net current assets and

<page 17>


less all liabilities of the Borrower calculated on a GAAP basis. If within 15 days following the end of any calendar quarter, Borrower and Lender cannot agree as to the value of Borrower's interest in the Corporation, then Borrower and Lender shall promptly and, in all events, within 15 days select an appraiser to establish that value. If they have not agreed on an appraiser within the 15 days, then Lender, acting alone, may select as the appraiser any nationally recognized public certified accounting firm, except for any firms then employed by the Lender.

                 (b) The Corporation shall maintain a minimum GAAP net worth of $1,000,000, and at no time will the calculated net realizable value of the assets of the Corporation be less than $10,000,000 in excess of the Corporation's liabilities. The calculated net realizable value of the assets will be computed at the end of each calendar quarter. The calculated net realizable value of the assets will be based upon the market price of the Wickes, Inc. shares owned by the Corporation (which shall be the average closing price of the Wickes, Inc. stock over the last 20 trading days of the calendar quarter), the net realizable value of any real estate (determined as set forth below), the estimated value of BuildScape (as determined by Lender in its sole discretion), plus the net current assets and less all liabilities (adjusted for any amounts included in the calculations above) of the Corporation. For purposes of this Section 5.2, the net realizable value of the real estate shall be as reflected on the Collateral Analysis Schedule prepared by the Corporation's Real Estate Manager using comparable sales figures and updated for past sales. The Lender reserves the right, at its sole discretion, to request a third party appraisal no more than once in a twelve month period. If the Lender exercises this right, then the minimum net realizable value of any given piece of real estate for the twelve months following receipt of the appraisal shall not be greater than the amount shown on the appraisal.

         As used herein, the term GAAP refers to generally accepted accounting principals in effect in the United States of America from time to time and applied in a manner consistent with past practices.

            5.3 Executive Compensation of Guarantor. Unless approved by Riverside's Compensation Committee, one of whose members must be Harry Carneal or Robert T. Shaw, the aggregate amount of compensation and fees (including bonuses) payable to Guarantor by Borrower, the Corporation, and their subsidiaries and affiliates (other than Wickes, Inc.) shall not be increased by more than 5% per annum over the annual rate in effect during fiscal year 1998.

            5.4 Advances, Repayment of Debts and Dividends. Without the prior written consent of Lender, Borrower shall not make any advances or make any payment of principal or interest on any debt owed to Guarantor, and shall not pay any actual or constructive dividends in cash, stock or other property, and shall not make any other distributions whatsoever with respect to any of its capital stock, or set aside any funds for any of such purposes.

<page 18>

            5.5 Repurchase of Stock. Without the prior written consent of Lender, neither Borrower nor any of its subsidiaries nor Guarantor shall purchase, acquire, redeem or retire any of Borrower's capital stock or rights with respect thereto, nor shall Borrower liquidate or dissolve or take any action with a view towards same.

            5.6 Mergers, Sales and Transfers. Without the prior written consent of Lender, neither the Borrower nor any of its subsidiaries (for the purposes of Sections 5.6, 5.7, 5.9, 5.11 and 5.12, Wickes, Inc. shall not be deemed a subsidiary of the Corporation or the Borrower) (whether in one transaction or in a series of transactions) shall:
                 (a) Be or become a party to any consolidation, reorganization or merger;

                 (b)  Sell all or substantially all of its assets;

                 (c) Purchase all or a substantial part of the assets of any other corporation, partnership, limited liability company or other busi-ness enterprise; or

                 (d) Effect any change in its capital structure, or amend its Articles of Incorporation.

            5.7 Subsidiaries. Without the prior written consent of Lender, neither Borrower nor any of its subsidiaries shall create any new subsidiaries or acquire any capital stock or other securities or interests in another corporation, limited liability company, entity, partnership, joint venture or business. Borrower shall not transfer, assign or lend any money or other property to any subsidiary or affiliate.

            5.8 New Business. Borrower shall not change materially the nature of its business in any manner.

            5.9 Capital Contributions. Without the prior written consent of Lender, neither Borrower nor any of its subsidiaries shall make any capital contribution to, or investment in, any subsidiary or purchase or commit to purchase any additional stock or securities of any kind from any subsidiary.

            5.10 Prepayment of Other Debts. Neither Borrower nor the Guarantor shall not prepay prior to their respective presently existing maturities any debts or liabilities.

            5.11 Indebtedness. Without the prior written consent of Lender, neither Borrower nor any of its subsidiaries nor Guarantor shall incur any indebtedness for borrowed money whatsoever or guaranty or become

<page 19>

directly or contingently liable on any note or other evidence of indebtedness, letter of credit or contract of any kind, or enter any contract or agreement requiring it or him to make payments regardless of the performance by the other party or that has the effect of constituting a guaranty (and Borrower and Guarantor shall not make any guaranty for any affiliate), except only for trade payables incurred by Borrower in the ordinary course of business, and capital leases and equipment purchases of $100,000 or less in the aggregate per annum.

            5.12 Loans. Neither Borrower nor any of its subsidiaries nor Guarantor shall make any loans other than the creation of accounts receivable in the ordinary course of business, or advance any funds whatsoever, without the prior written consent of Lender.

         6. Additional Agreements Regarding Stock. As additional security for the Term Loan, and also in connection with the Option, Borrower and Guarantor hereby assign to Lender all of the respective rights, titles and interests of Borrower and Guarantor under any and all registration rights and similar agreements with respect to the stock of the Corporation, to the extent Lender has from time to time foreclosed upon or otherwise acquired or thereafter does foreclose or otherwise acquire any of the stock of the Corporation, including any stock purchased pursuant to the exercise of the Option, as defined in Section 3.7 hereof, or as to which Lender has exercised such Option.

         In addition, in the event Lender has from time to time foreclosed upon or otherwise purchased or acquired any of the stock of the Corporation
(or of Borrower) pursuant to the Option or otherwise, and if Borrower and/or Guarantor shall, at any time and from time to time through December 31, 2009, agree to sell any of the stock of the Corporation (or of Borrower) owned by either of them, or to otherwise transfer any of such stock, either directly or indirectly, Borrower and Guarantor, and or either or both of them that are selling or transferring such stock, shall:

                           (i) Give written notice to Lender by certified or registered mail (return receipt requested) or by hand delivery (with a return receipt) as promptly as practicable (but in no event less than fifteen (15) days prior to such sale or transfer) of all the details, price and terms of such sale or transfer and the identity of the party (the "Buyer") to whom such stock is to be sold or transferred; and

                           (ii) Require as a condition of such sale or transfer that the Buyer include in such sale or transfer the number of shares of the stock owned by Lender that have been acquired by Lender through foreclosure or in lieu of foreclosure that is specified by Lender in a written notice to be given by Lender to Borrower or Guarantor, as applicable, within ten (10) days after Lender's receipt of the notice provided for in subparagraph (i) above, all on the same terms and conditions and at the same price per share as Borrower and/or Guarantor are selling such stock; and

<page 20>

                           (iii) Lender shall bear its own legal expenses in connection with participating in such sale or transfer, but Borrower and Guarantor shall pay all other expenses of Lender in connection with such sale or transfer.

         All of the foregoing provisions of this Section 6 shall survive payment in full of the Term Loan and termination of this Loan Agreement, and Lender (and its assigns) shall be entitled to the benefits of this
Section 6 both under this Loan Agreement and in connection with the Option and any Stock acquired by Lender pursuant to the Option.

         7. Events of Default. The occurrence of any or all of the following events constitute an "Event of Default" under this Loan Agreement:

            7.1 Payments. If any installment of principal or interest on any of the Indebtedness, including, but not limited to the Term Note, shall not be paid in full punctually when due and payable, except if it is "impractical" for Borrower and Guarantor to pay such interest as such term is used in the Term Note.

            7.2 Defaults Under Loan Documents. If any default or Event of Default occurs under any Loan Document.

            7.3 Covenants and Agreements. If Borrower or Guarantor shall violate or fail to perform or observe any covenant, agreement, condition, representation, warranty, or other provision (other than as governed by Section 7.1 or 7.2 hereof) contained or referred to in any of the Loan Documents (or the Option Agreement) and such failure or omission shall not have been fully corrected to the complete satisfaction of Lender within 15 days (or such shorter grace period as may be provided in the particular Loan Document (or the Option Agreement) for the particular default) after Lender has given written notice thereof to Borrower and Guarantor.

            7.4 Failure to Pay Other Indebtedness. If Borrower or any of its subsidiaries shall fail to pay or perform any other obligation it may have or be subject to with respect to any party within any applicable grace period.

            7.5 Accuracy of Statements. If any representation or warranty or other statement of fact contained herein or in any of the Security
Instruments or in any writing, certificate, report or statement at any time furnished by or for Borrower and/or Guarantor to Lender pursuant to or in connection with this Loan Agreement or otherwise in connection with the transactions contemplated hereby shall be false or misleading in any material respect or shall omit to state a material fact required to be stated therein in order to make the statements contained therein, in light of the circumstances under which made, not misleading, on the date as of which made, whether or not made with knowledge of same.

<page 21>

            7.6 Solvency and Other Matters. If Borrower or any of its subsidiaries or Guarantor shall:

                 (a)  discontinue business; or

                 (b)  make a general assignment for the benefit of creditors; or

                 (c) apply for or consent to the appointment of a custodian, receiver, trustee or liquidator of all or a substantial part of its, his or their assets; or

                 (d)  be adjudicated a bankrupt or insolvent; or

                 (e) file a voluntary petition in bankruptcy or file a petition or an answer seeking a composition, reorganization or an arrangement with creditors or seeking to take advantage of any other law (whether federal or state) relating to relief for debtors, or admit (by answer, default or otherwise) the material allegations of any petition filed against them in any bankruptcy, reorganization, composition, insolvency or other proceeding (whether federal or state) relating to relief for debtors; or

                 (f) suffer or permit to continue unstayed and in effect for thirty (30) consecutive days any judgment, decree or order entered by a court or governmental agency of competent jurisdiction, which assumes control of Borrower (or Guarantor) or approves a petition seeking a reorganization, composition or arrangement of Borrower (or Guarantor) or any other judicial modification of the rights of any of its (or
Guarantor's) respective creditors, or appoints a custodian, receiver, trustee or liquidator for Borrower or Guarantor or for all or a substantial part of any of their business or assets; or

                 (g)  not be paying its or his debts as they become due; or

                 (h) be enjoined or restrained from conducting all or a material part of any of its or his businesses as now conducted and the same is not dismissed and dissolved within thirty (30) days after the entry thereof.

            7.7  Other Defaults.  If any of the following shall occur:

                 (a) Any lien, garnishment, levy, attachment or encumbrance of any kind is placed against any property which serves as collateral for the Term Note;

<page 22>


                 (b) The issuance of any tax lien or levy against Borrower or Guarantor or any of its or his property or Borrower's or Guarantor's failure to pay, withhold, collect or remit any tax when assessed or due;

                 (c) There shall hereafter occur any material and adverse change in the business operations and condition, financial or otherwise, of Borrower or Guarantor or in the value of the collateral securing payment of the Term Note; and

                 (d) If a final judgment or judgments for the payment of money in the aggregate in excess of $10,000.00 shall be rendered against Borrower or Guarantor and such judgment(s) shall remain unsatisfied or unstayed for a period of thirty (30) days.

         8. Remedies Upon Default. Notwithstanding any contrary provision or inference herein or elsewhere Lender shall have the following rights and remedies:

            8.1 Optional Acceleration. If any Event of Default referred to in Sections 7.1 through 7.5 hereof shall occur, Lender, in its absolute discretion, without further notice to the Borrower or Guarantor, may declare all or any of the Indebtedness, including, but not limited to, the Term Note, to be, whereupon the same shall be, accelerated and immediately due and payable in full, all without any presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by Borrower and Guarantor.

            8.2 Automatic Acceleration. If any Event of Default referred to in Section 7.6 hereof shall occur, all of the Indebtedness, including the Term Note, shall thereupon become accelerated and immediately due and payable in full, all without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by Borrower and Guarantor.

            8.3 Offsets. If any Event of Default or Possible Default shall occur or begin to exist, Lender shall have the right then, or at any time thereafter, to set off against, and to appropriate and apply toward the payment of the Indebtedness (in such order as Lender may select in its sole discretion), including but not limited to the indebtedness evidenced by the Term Note, whether or not such indebtedness shall then have matured or be due and payable and whether or not Lender has declared the Term Note and/or other Indebtedness to be in default and immediately due, any and all deposit balances and other sums and indebtedness and other property then held or owed by the Lender to or for the credit or account of Borrower and/or Guarantor, and in and on all of which Borrower and Guarantor hereby grant Lender a first security interest and lien to secure all the Indebtedness, all without notice to or demand upon Borrower or Guarantor all such notices and demands being hereby expressly waived.

<page 23>

            8.4 Termination of Disbursements. Upon the occurrence of any Possible Default, Lender may immediately cease making disbursements under this Loan Agreement, while any Possible Default exists. Upon the occurrence of any Event of Default, Lender shall thereafter have no obligation under any circumstances to make any further disbursements under this Loan Agreement, even if the Event of Default is subsequently cured, and, in such event, Lender may pursue all other remedies available to Lender hereunder or in connection herewith.

            8.5 Rights Under Security Instruments. If any Event of Default shall occur, Lender shall also have all rights and remedies granted it under any and all of the Security Instruments or other Loan Documents securing or intended to secure the Indebtedness.

            8.6 Rights Cumulative. All of the rights and remedies of Lender upon occurrence of an Event of Default or Possible Default hereunder shall be cumulative to the greatest extent permitted by law and shall be in addition to all those rights and remedies afforded Lender at law or equity.

         9. Notices.

            9.1 Giving of Notices. All notices, requests, consents, approvals, waivers, demands and other communications hereunder (collectively, "Notices") shall be deemed to have been given if in writing and (1) personally delivered against a written receipt, or (2) sent by confirmed telephonic facsimile, or (3) delivered to a reputable express messenger service (such as Federal Express, DHL Courier and United Parcel Service) for overnight delivery, addressed as follows (or to such other address as a party shall have given Notice to the other):

                 If to Lender:

                      Imagine Investments, Inc.
                      8150 North Central Expressway
                      Suite 1901
                      Dallas, Texas  75206
                      Attn:  Gary Goltz, General Counsel
                      Telephone: (214) 365-1905
                      Fax: (214) 365-6905

                 cc:  Michael M. Fleishman, Esq.
                      Greenebaum Doll & McDonald PLLC
                      3300 National City Tower
                      Louisville, Kentucky  40202
                      Telephone:  (502) 587-3530
                      Fax:  (502) 540-2131

<page 24>

                 If to Borrower:

                      Wilson Financial Corporation
                      7800 Belfort Parkway, Suite 100
                      Jacksonville, FL 32256
                      Attn:  J. Steven Wilson
                      Telephone: (904) 281-2200
                      Fax: (904) 296-0584

                 cc:  Malcolm Graham, Esq.
                      Holland & Knight
                      One Independent Drive, Suite 2000
                      Post Office Box 1559
                      Jacksonville, Florida  32201-1559 (32202 street address)
                      Telephone: (904) 354-4141
                      Fax: (904) 358-2199

              If to Guarantor:

                      J. Steven Wilson
                      7800 Belfort Parkway, Suite 100
                      Jacksonville, Florida  32256
                      Telephone: (904) 281-2200
                      Fax: (904) 296-0584

                 cc:  Malcolm Graham, Esq.
                      Holland & Knight
                      One Independent Drive, Suite 2000
                      Post Office Box 1559
                      Jacksonville, Florida  32201-1559 (32202 street address)
                      Telephone: (904) 354-4141
                      Fax: (904) 358-2199

            9.2 Time Notices Deemed Given. All Notices shall be effective upon being properly personally delivered, or upon confirmation of a telephonic facsimile, or upon the delivery to a reputable express messenger service. The period in which a response to any such notice must be given shall commence to run from the date on the receipt of a personally delivered notice, or the date of confirmation of a telephonic facsimile or two days following the proper delivery of the Notice to a reputable express messenger service, as the case may be.

         10. Guaranty of Guarantor. Guarantor unconditionally guarantees each and every covenant, agreement, warranty, representation and obligation of Borrower under this Loan Agreement and consents to all the terms hereof and thereof, and hereby waives all suretyship and guarantors' defenses generally. All obligations of Borrower and Guarantor under this Loan Agreement shall be joint and several.

<page 25>

         11. Fees and Expenses. Borrower and Guarantor agree that they shall beresponsible for and shall pay Lender's expenses incurred in negotiating and effecting the Term Loan and the Loan Documents, including Lender's attorneys' fees which, at Lender's option, may be deducted from the proceeds of the Term Loan and paid to Lender's counsel, but shall nevertheless be deemed disbursed directly to Borrower. and evidenced by the Term Note.

            Further, in the event of any default under this Loan Agreement, the Term Note or any of the Security Instruments or any related instruments, Borrower and Guarantor will pay to Lender, to the extent allowable by applicable law, such further amounts as shall be sufficient to reimburse fully the Lender for all of its costs and expenses of enforcing its rights and remedies under this Loan Agreement, the Term Note and the Security Instruments, and in protecting or preserving any security for the Indebtedness including without limitation, Lender's reasonable attorneys', appraisers' and accountants' fees, court costs, security costs and maintenance costs, and the same shall be deemed evidenced by the Term Note and secured by all the Security Instruments. All obligations provided for in this Section shall survive termination or cancellation of this Loan Agreement for any reason whatsoever.

         12. In-Kind Note. Pursuant to Section 3 of the Term Note, Borrower may elect to pay the first year's interest by the execution of an in-kind note in the form shown on Exhibit D attached hereto and made a part hereof (the "In-Kind Note"). The In-Kind Note, if executed, shall constitute Indebtedness as that term is defined in this Loan Agreement and shall be secured by and entitled to the benefits of all of the Security Instruments.

         13.  Miscellaneous Provisions.    This Loan Agreement shall be subject
to the following miscellaneous provisions:

            13.1 Construction. The parties have participated jointly in the negotiation and drafting of this Loan Agreement. In the event an ambiguity or question of intent or interpretation arises, this Loan Agreement shall be construed as if drafted jointly by the parties and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Loan Agreement. Unless the context clearly states otherwise, the use of the singular or plural in this Loan Agreement shall include the other and the use of any gender shall include all others. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Loan Agreement. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

<page 26>

            13.2 Counterparts. This Loan Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Loan Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

            13.3 Entire Agreement.   This Loan Agreement embodies the entire
agreement and understanding of the parties hereto with respect to the subject matter herein contained, and supersedes all prior agreements, correspondence, arrangements and understandings relating to the subject matter hereof.

            13.4 Further Assurances. Borrower and Guarantor agree (a) to furnish upon Lender's request such further information, (b) to execute and deliver such other documents, and (c) to do such other acts and things, all as Lender may reasonably request for the purpose of carrying out the intent of this Loan Agreement and the documents referred to in this Loan Agreement.

            13.5 Governing Law. This Loan Agreement and all other Loan Documents are executed and delivered in, and shall be governed by the laws of, the Commonwealth of Kentucky, without giving effect to any conflict of law rule or principle that might require the application of the laws of another jurisdiction.

            13.6 Headings. The headings in this Loan Agreement are included for purposes of convenience only and shall not be considered a part of this Loan Agreement in construing or interpreting any provision hereof.

            13.7 Invalidity of Provisions; Severability. If any provision of this Loan Agreement or the application thereof to any person or circumstance shall to any extent be held in any proceeding to be invalid, illegal or unenforceable, the remainder of this Loan Agreement, or the application of such provision to persons or circumstances other than those to which it was held to be invalid, illegal or unenforceable, shall not be affected thereby, and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties' essential objectives as expressed herein. Notwithstanding the foregoing, each party hereto agrees that it has reviewed the provisions of this Loan Agreement, and that the same, taken as a whole, are fair and reasonable.

            13.8 Limitation on Interest. It is the intention of the parties hereto to conform strictly to applicable usury laws. Accordingly, all agreements between Borrower and Lender with respect to the Term Note and the Loan Documents are hereby expressly limited so that in no event, whether by reason of acceleration of maturity or otherwise, shall the amount paid or agreed to be paid to Lender or charged by Lender for the use, forbearance or detention of the money to be lent hereunder or otherwise, exceed the maximum amount allowed by law. If the Term Loan would be usurious under applicable law, then, notwithstanding anything to the contrary in the Term Note or in the Loan Documents: (a) the

<page 27>

aggregate of all consideration which constitutes interest under applicable law that is contracted for, taken, reserved, charged or received under the Term Note or the Loan Documents shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on the Term Note by the holder thereof or, at Lender's option, refunded to Borrower; and (b) if maturity is accelerated by reason of an election by Lender, or in the event of an prepayment, then any consideration which constitutes interest may never include more than the maximum amount allowed by applicable law. In such case, excess interest, if any provided for in the Term Note, the Loan Documents or otherwise, to the extent permitted by applicable law, shall be amortized, prorated, allocated and spread from the date of advance until payment in full so that the actual rate of interest is uniform through the term hereof. If such amortization, proration, allocation and spreading is not permitted under applicable law, then such excess interest shall be canceled automatically as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited on the Term Note or, at Lender's option, refunded to Borrower. The terms and provisions of this Section shall control and supersede every other provision of the Term Note and Loan Documents. The Term Note is a contract made under and shall be construed in accordance with and governed by the laws of Kentucky, except that if at any time the laws of the United States America permit Lender to contract for, take, reserve, charge or receive a higher rate of interest than is allowed by the laws of Kentucky (whether such federal laws directly so provide or refer to the law of any state), then such federal laws shall to such extent govern as to the rate of interest which Lender may contract for, take, reserve, charge or receive under the Term Note.

            13.9 Binding Effect. The provisions of this Loan Agreement shall bind and benefit Borrower, Guarantor and Lender and their respective successors, heirs, personal representatives and assigns, including each subsequent holder, if any, of the Term Note or any other Indebtedness.

            13.10 Modifications. This Loan Agreement may be modified only in writing executed by Lender and Borrower, and Guarantor shall automatically be bound by all such modifications even though he does not join therein or consent thereto, Guarantor hereby agreeing that Borrower's execution thereof shall be irrevocably and conclusively deemed Guarantor's consent thereto as Guarantor's irrevocable attorney-in-fact, even though it does not so state.

            13.11 Time of Essence. Time is of the essence in the performance by Borrower and Guarantor of all the obligations set forth in this Loan Agreement and in all of the other Loan Documents.

            13.12 Waiver. The rights and remedies of Lender hereunder are cumulative and not alternative. Neither the failure nor any delay by Lender in exercising any right, power, or privilege under this Loan Agreement or the documents referred to in this Loan Agreement will

<page 28>

operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. Each such right, power, remedy or privilege may be exercised by Lender, either independently or concurrently with others, and as often and in such order as Lender may deem expedient. To the maximum extent permitted by applicable law, no waiver that may be given by a party will be applicable except in the specific instance for which it is given. No waiver or consent granted by Lender with respect to this Loan Agreement, the Indebtedness or any Security Instrument or related writing shall be binding upon Lender, unless specifically granted in writing by a duly authorized officer of Lender, which writing shall be strictly construed.

            13.13 Interpretation. The parties hereto hereby agree that this Loan Agreement shall be so interpreted to give effect and validity to all the provisions hereof to the fullest extent permitted by law.

            13.14 Assignment. Neither the Borrower nor Guarantor may assign any of their rights under the Loan Agreement or any of the Loan Documents to any other party. Lender may assign its rights and obligations under this Loan Agreement and the other Loan Documents, in whole or in part, without the need for consent from Borrower or Guarantor, and such assignee shall be entitled to the benefits of Lender's rights hereunder.

            13.15 Survival of Covenants, Agreements, Warranties and Representations. All covenants, agreements, warranties and representations made by Borrower and Guarantor herein shall survive the making of the Term Loan and delivery of the Term Note, this Loan Agreement and any and all Security Instruments for the Term Note and other Indebtedness, and shall be deemed to be continuing covenants, agreements, representations and warranties at all times while any portion of the Indebtedness, including the Term Note, remains unpaid.

            13.16 Bank Boston's Interest in Stock. Notwithstanding any terms or provisions herein, the rights and interests of Lender in any of the Stock pledged by Borrower to Bank Boston shall be subject to Bank
Boston's rights and interests in the Stock, as set forth in agreements executed in connection with Borrower's indebtedness to Bank Boston and in the Letter Agreement between Bank Boston, Borrower and Lender, the form of which is attached hereto and made a part hereof as Exhibit E.

         14. Jury Trial Waiver. BORROWER AND GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER OF THEM MAY HAVE TO
A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR ANY OTHER PROCEEDING
BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LOAN AGREEMENT OR ANY OTHER LOAN DOCUMENT OR OUT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER WRITTEN OR ORAL) OR ACTIONS OF THE BORROWER, GUARANTOR OR LENDER.

<page 29>

         In Witness Whereof, the parties have entered into this Loan Agreement as of the date first written above.

                                       IMAGINE INVESTMENTS, INC.

                                       By:__________________________________
                                       Title:
                                               ("Lender")

                                       WILSON FINANCIAL COPRORATION

                                       By:__________________________________
                                       Title:

                                               ("Borrower")

<page 30>

                            EXHIBIT D


                           IN-KIND NOTE


$____________                                Louisville, Kentucky
                                               February ___, 2000


         FOR VALUE RECEIVED, Wilson Financial Corporation, a Florida corporation with principal office and place of business in Jacksonville, Florida
("Maker"), promises and agrees to pay to the order of Imagine Investments, Inc., a Delaware corporation, or to any holder of this Note ("Payee"), the principal sum of ____________________________ DOLLARS ($___________),
together with interest upon such principal balance at the rate provided below, in legal tender of the United States of America. The unpaid principal balance of, and all accrued interest on, this Note shall be due and payable in full on February 28, 2001, which date shall be the final maturity date of this Note.

         1. Interest Rate. The principal balance of this Note shall bear interest at the rate of twelve percent (12%) per annum. All parties hereto hereby specifically agree that this Note has been delivered in the Commonwealth of Kentucky and that the laws of the Commonwealth of Kentucky shall govern this Note. All payments under this Note shall be paid to Payee at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206, or to such other person or at such other place as may be designated in writing by Payee or any subsequent holder of this Note.

         2. Payment of Interest. All accrued interest on the principal balance of this Note shall be paid at maturity. All interest on the principal balance of this Note shall be computed on the basis of the actual number of days elapsed over an assumed year of 360 days.

         3. Repayment of Principal. The principal balance of this Note shall be paid in full at the maturity date or earlier acceleration of this Note. This Note may be prepaid in whole or in part at any time and from time to time without premium or penalty.

         4. Overdue Payments; Default Rate. All overdue payments of principal or interest on this Note shall bear additional interest until paid in full at the rate per annum (calculated on the basis of an assumed year of 360 days as aforesaid) of five percent (5%) per annum in excess of the rate otherwise payable under the terms of this Note or the highest rate allowed by applicable law, whichever is lower, and shall be due and payable on demand of the holder hereof.

<page 31>

         5. Security. This Note is secured by: (i) a lien upon, and security interest in, certain shares of stock of Riverside Group, Inc., owned by Maker, pursuant to a Stock Pledge Agreement of even date herewith between Maker and Payee, (ii) the personal guaranty of Guarantor pursuant to the Unconditional Guaranty Agreement of even date herewith, and (iii) a lien upon, and security interest in, certain shares of stock of Maker pursuant to a Stock Pledge Agreement of even date herewith between Guarantor and Payee. This Note has been issued pursuant to the Loan Agreement (such Loan Agreement and the foregoing Stock Pledge Agreements and Unconditional Guaranty Agreement are hereinafter collectively referred to as the "Security Documents"), and is entitled to all the benefits of the Security Documents.

         6. Events of Default. Each of the following events shall constitute an event of default under this Note, the occurrence of any of which shall entitle the holder hereof to declare the entire principal balance of this Note, together with all accrued interest and all other liabilities, indebtedness and obligations of Maker and/or Guarantor to Payee, whether now existing or hereafter created, to be immediately due and payable, and to take any and all action allowed Payee by law or equity, under the terms of this Note, under the terms of any of the Security Documents, and under the terms of any other agreements between Maker and/or Guarantor and Payee:

              (a) The failure of Maker to make any payment of principal or interest provided for in this Note on the date upon which it is due; or

              (b) The occurrence of an Event of Default as described in this Note or any Security Document;

         7. No Waiver, Cumulative Remedies. The failure of Payee to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise them at that or any other time. All rights and remedies of Payee in the event of a default shall be cumulative to the greatest extent permitted by law.

         8. Expenses. If there is any default under this Note or any Security Document and this Note is placed in the hands of any attorney for collection or is collected through any court including any bankruptcy court, Maker promises and agrees to pay to Payee its attorneys fees, court costs, and all other expenses incurred in collecting or attempting to collect or securing or attempting to secure this Note as provided by the laws of the Commonwealth of Kentucky, or any other state where the collateral or any part of it is situated. This section shall be deemed supplemental to, and not to be in substitution for, that section of any Security Document dealing with the reimbursement of expenses.

         9. Waivers. Maker waives (a) presentment, demand, notice of dishonor, protest, notice of protest and non-payment, and (b) all exemptions to which Maker may now or hereafter be entitled under the laws of the Commonwealth of Kentucky, of any other state, or of the United States, and agrees that Payee shall have the right (i) to grant Maker or

<page 32>

any guarantor of this Note any extension of time for payment of this Note or any other indulgence or forbearance whatsoever, and (ii) to release any security for or guarantor of payment of this Note, without in any way affecting the liability of Maker under this Note or the Guarantor under the Security Documents, and without waiving any rights Payee may have under this Note or by virtue of the laws of the Commonwealth of Kentucky, or any other state of the United States.

         10. Time of Essence. Time is of the essence in the payment and performance of all of Maker's obligations under this Note, the Security Documents and all documents securing this Note or relating hereto.

         11. Venue and Jurisdiction. Maker further agrees that in the event of any litigation for collection of or relating to this note, jurisdiction and venue shall be proper and appropriate in any court sitting in Louisville or Jefferson County Kentucky, and Maker hereby consents to such jurisdiction and venue.

         12. Waiver of Jury Trial. MAKER VOLUNTARILY AND INTENTIONALLY WAIVES AND SHALL NOT ASSERT ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY IN
RESPECT OF ANY LITIGATION ARISING FROM OR CONNECTED WITH THIS NOTE, THE SECURITY DOCUMENTS OR ANY AGREEMENT MADE OR CONTEMPLATED TO BE MADE IN CONNECTION THEREWITH, OR ANY COURSE OF DEALING, COURSE OF CONDUCT,
STATEMENT OR ACTIONS OF ANY PARTY IN CONNECTION WITH THIS NOTE.

         13.  Limitation on Interest.   It is the intention of the parties
hereto to conform strictly to applicable usury laws. Accordingly, all agreements between Maker and Payee with respect to this Note and the Loan Documents, as defined in the Loan Agreement, are hereby expressly limited so that in no event, whether by reason of acceleration of maturity or otherwise, shall the amount paid or agreed to be paid to Payee or charged by Payee for the use, forbearance or detention of the money to be lent hereunder or otherwise, exceed the maximum amount allowed by law. If this loan would be usurious under applicable law, then, notwithstanding anything to the contrary in this Note or in the Loan Documents: (a) the aggregate of all consideration which constitutes interest under applicable law that is contracted for, taken, reserved, charged or received under this Note or the Loan Documents shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on this Note by the holder thereof, or, at Payee's option, refunded to Maker; and (b) if maturity is accelerated by reason of an election by Payee, or in the event of an prepayment, then any consideration which constitutes interest may never include more than the maximum amount allowed by applicable law. In such case, excess interest, if any provided for in this Note, the Loan Documents or otherwise, to the extent permitted by applicable law, shall be amortized, prorated, allocated and spread from the date of advance until payment in full so that the actual rate of interest is uniform through the term hereof. If such amortization, proration, allocation and spreading is not permitted under applicable law, then such excess interest shall be canceled automatically as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited on this Note, or, at Payee's option, refunded to Maker. The terms and provisions of this Section shall control and supersede every other provision of this Note and the Loan Documents. This Note is a contract

<page 33>

made under and shall be construed in accordance with and governed by the laws of Kentucky, except that if at any time the laws of the United States America permit Payee to contract for, take, reserve, charge or receive a higher rate of interest than is allowed by the laws of Kentucky (whether such federal laws directly so provide or refer to the law of any state), then such federal laws shall to such extent govern as to the rate of interest which Payee may contract for, take, reserve, charge or receive under this Note.

         14. Partial Invalidity. If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

         15. Binding Effect. This Note shall bind the successors and assigns of Maker and shall inure to the benefit of Payee and its successors and assigns. Maker shall not assign or allow the assumption of its rights and obligations hereunder without Payee's prior written consent.

         In Witness Whereof, the undersigned Maker has executed this Note as of the date first above written.

                                       Wilson Financial Corporation

                                       By:  ______________________________
______________________
Witness                           Title:    ______________________________
                                                     ("Maker")
______________________
Witness

<page 34>


                       TERM PROMISSORY NOTE


$6,000,000.00                                Louisville, Kentucky
                                                February 25, 1999


         FOR VALUE RECEIVED, Wilson Financial Corporation, a Florida corporation with principal office and place of business in Jacksonville, Florida
("Maker"), promises and agrees to pay to the order of Imagine Investments, Inc., a Delaware corporation, or to any holder of this Note ("Payee"), the principal sum of SIX MILLION DOLLARS ($6,000,000.00), together with interest upon such principal balance at the rate provided below, in legal tender of the United States of America. The unpaid principal balance of, and all accrued interest on, this Note shall be due and payable in full on December 31, 2001, which date shall be the final maturity date of this Note. All payments under this Note shall be paid to Payee at 8150 North
Central Expressway, Suite 1901, Dallas, Texas 75206, or to such other person or at such other place as may be designated in writing by Payee or any subsequent holder of this Note.

         1. Interest Rate. The principal balance of this Note shall bear interest at the rate of ten percent (10%) per annum. All parties hereto hereby specifically agree that this Note has been delivered in the Commonwealth of Kentucky and that the laws of the Commonwealth of Kentucky shall govern this Note.

         2. Disbursements of Principal. Payee may make periodic disbursements of principal to Maker as hereinafter requested by Maker in writing from time to time, pursuant to a Loan Agreement among Maker, Payee and J. Steven Wilson ("Guarantor"), of even date herewith (the "Loan Agreement"). This is not a revolving note, and amounts disbursed hereunder may not be paid down and subsequently reborrowed by Maker.

         3. Payment of Interest. All accrued interest on the principal balance of this Note shall be payable annually on each February 28th commencing February 28, 2000, and at the maturity of this Note. All interest on the principal balance of this Note shall be computed on the basis of the actual number of days elapsed over an assumed year of 360 days. Maker may pay the first year's interest by executing an in-kind note in the form attached to the Loan Agreement as Exhibit D. Payee agrees that if it is "impractical" for both Maker and Guarantor to make annual interest payments at any time hereunder except at the end of the first year and at maturity, Payee will not be entitled to foreclose on the stock pledged to Payee pursuant to the "Security Documents" (as hereinafter defined), nor will Payee be entitled to accelerate this Note; but nonetheless, interest not paid when due and payable will constitute overdue interest and shall bear interest as set forth in Section 6 hereof for overdue payments. The term, "impractical," as used in the preceding sentence, shall not include Maker's and/or Guarantor's payment(s) of other obligations in lieu of payment of interest hereunder - i.e., Maker's election to pay other obligations shall not be sufficient to relieve Maker and/or Guarantor of its obligation to make annual payments of interest hereunder.

<page 35>

         4. Repayment of Principal. The principal balance of this Note shall be paid in full at the maturity date or earlier acceleration of this Note. No portion of the principal balance of this Note, nor any accrued interest thereon, may be prepaid at any time, in whole or in part, without the written consent of Payee.

         5. Application of Payments. Payments made under this Note shall be applied, at the holder's sole option, first to any expenses or sums advanced by Payee in respect of and in accordance with the terms of this Note or the Loan Agreement or under the terms of any document or instrument securing the repayment of this Note; second, to accrued but unpaid interest upon the principal balance of this Note; and then to the principal balance of this Note.

         6. Overdue Payments; Default Rate. All overdue payments of principal or interest on this Note shall bear additional interest until paid in full at the rate per annum (calculated on the basis of an assumed year of 360 days as aforesaid) of five percent (5%) per annum in excess of the rate otherwise payable under the terms of this Note or the highest rate allowed by applicable law, whichever is lower, and shall be due and payable on demand of the holder hereof.

         7. Security. This Note is secured by: (i) a lien upon, and security interest in, certain shares of stock of Riverside Group, Inc., owned by Maker, pursuant to a Stock Pledge Agreement of even date herewith between Maker and Payee, (ii) the personal guaranty of Guarantor pursuant to the Unconditional Guaranty Agreement of even date herewith, and (iii) a lien upon, and security interest in, certain shares of stock of Maker pursuant to a Stock Pledge Agreement of even date herewith between Guarantor and Payee. This Note has been issued pursuant to the Loan Agreement (such Loan Agreement and the foregoing Stock Pledge Agreements and Unconditional Guaranty Agreement are hereinafter collectively referred to as the "Security Documents"), and is entitled to all the benefits of the Security Documents.

         8. Events of Default. Each of the following events shall constitute an event of default under this Note, the occurrence of any of which shall entitle the holder hereof to declare the entire principal balance of this Note, together with all accrued interest and all other liabilities, indebtedness and obligations of Maker and/or Guarantor to Payee, whether now existing or hereafter created, to be immediately due and payable, and to take any and all action allowed Payee by law or equity, under the terms of this Note, under the terms of any of the Security Documents, and under the terms of any other agreements between Maker and/or Guarantor and Payee:

              (a) The failure of Maker to make any payment of principal or interest provided for in this Note on the date upon which it is due; or

              (b) The occurrence of an Event of Default as described in this Note or any Security Document;

         9. No Waiver, Cumulative Remedies. The failure of Payee to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise them at that or any other time. All rights and remedies of Payee in the event of a default shall be cumulative to the greatest extent permitted by law.

<page 36>

         10. Expenses. If there is any default under this Note or any Security Document and this Note is placed in the hands of any attorney for collection or is collected through any court including any bankruptcy court, Maker promises and agrees to pay to Payee its attorneys fees, court costs, and all other expenses incurred in collecting or attempting to collect or securing or attempting to secure this Note as provided by the laws of the Commonwealth of Kentucky, or any other state where the collateral or any part of it is situated. This section shall be deemed supplemental to, and not to be in substitution for, that section of any Security Document dealing with the reimbursement of expenses.

         11. Waivers. Maker waives (a) presentment, demand, notice of dishonor, protest, notice of protest and non-payment, and (b) all exemptions to which Maker may now or hereafter be entitled under the laws of the Commonwealth of Kentucky, of any other state, or of the United States, and agrees that Payee shall have the right (i) to grant Maker or any guarantor of this Note any extension of time for payment of this Note or any other indulgence or forbearance whatsoever, and (ii) to release any security for or guarantor of payment of this Note, without in any way affecting the liability of Maker under this Note or the Guarantor under the Security Documents, and without waiving any rights Payee may have under this Note or by virtue of the laws of the Commonwealth of Kentucky, or any other state of the United States.

         12. Time of Essence. Time is of the essence in the payment and performance of all of Maker's obligations under this Note, the Security Documents and all documents securing this Note or relating hereto.

         13. Venue and Jurisdiction. Maker further agrees that in the event of any litigation for collection of or relating to this note, jurisdiction and venue shall be proper and appropriate in any court sitting in Louisville or Jefferson County Kentucky, and Maker hereby consents to such jurisdiction and venue.

         14. Waiver of Jury Trial. MAKER VOLUNTARILY AND INTENTIONALLY WAIVES AND SHALL NOT ASSERT ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY IN
RESPECT OF ANY LITIGATION ARISING FROM OR CONNECTED WITH THIS NOTE, THE SECURITY DOCUMENTS OR ANY AGREEMENT MADE OR CONTEMPLATED TO BE MADE IN CONNECTION THEREWITH, OR ANY COURSE OF DEALING, COURSE OF CONDUCT,
STATEMENT OR ACTIONS OF ANY PARTY IN CONNECTION WITH THIS NOTE.

         15.  Limitation on Interest.   It is the intention of the parties
hereto to conform strictly to applicable usury laws. Accordingly, all agreements between Maker and Payee with respect to this Note and the Loan Documents, as defined in the Loan Agreement, are hereby expressly limited so that in no event, whether by reason of acceleration of maturity or otherwise, shall the amount paid or agreed to be paid to Payee or charged by Payee for the use, forbearance or detention of the money to be lent

<page 37>

hereunder or otherwise, exceed the maximum amount allowed by law. If this loan would be usurious under applicable law, then, notwithstanding anything to the contrary in this Note or in the Loan Documents: (a) the aggregate of all consideration which constitutes interest under applicable law that is contracted for, taken, reserved, charged or received under this Note or the Loan Documents shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on this Note by the holder thereof, or, at Payee's option, refunded to Maker; and (b) if maturity is accelerated by reason of an election by Payee, or in the event of an prepayment, then any consideration which constitutes interest may never include more than the maximum amount allowed by applicable law. In such case, excess interest, if any provided for in this Note, the Loan Documents or otherwise, to the extent permitted by applicable law, shall be amortized, prorated, allocated and spread from the date of advance until payment in full so that the actual rate of interest is uniform through the term hereof. If such amortization, proration, allocation and spreading is not permitted under applicable law, then such excess interest shall be canceled automatically as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited on this Note, or, at Payee's option, refunded to Maker. The terms and provisions of this Section shall control and supersede every other provision of this Note and the Loan Documents. This Note is a contract made under and shall be construed in accordance with and governed by the laws of Kentucky, except that if at any time the laws of the United States America permit Payee to contract for, take, reserve, charge or receive a higher rate of interest than is allowed by the laws of Kentucky (whether such federal laws directly so provide or refer to the law of any state), then such federal laws shall to such extent govern as to the rate of interest which Payee may contract for, take, reserve, charge or receive under this Note.

         16. Partial Invalidity. If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

         17. Binding Effect. This Note shall bind the successors and assigns of Maker and shall inure to the benefit of Payee and its successors and assigns. Maker shall not assign or allow the assumption of its rights and obligations hereunder without Payee's prior written consent.

         In Witness Whereof, the undersigned Maker has executed this Note as of the date first above written.

                                       Wilson Financial Corporation

                                       By:  ______________________________
________________________________
Witness                           Title:    ______________________________
                                                     ("Maker")
________________________________
Witness

<page 38>

                UNCONDITIONAL GUARANTY AGREEMENT


         In consideration of the loan evidenced by the Term Promissory Note made by Wilson Financial Corporation ("Maker") in favor of Imagine Investments, Inc. ("Payee") dated February 25, 1999, in the original principal sum of $6,000,000.00 (the "Note"), the undersigned unconditionally guarantees the prompt payment of (i) the entire principal balance of the Note, (ii) all accrued interest upon the principal balance hereof, (iii) late fees, (iv) the amounts, if any, due pursuant to the In-Kind Note referred to in Section 12 of the Loan Agreement between Maker, Payee and Guarantor, dated on even date herewith, and (v) all attorneys' fees and costs and expenses of collection incurred by Payee, together with the costs and expenses of maintaining and securing collateral pursuant to all documents and instruments securing repayment of this Note, when due, whether by acceleration or otherwise regardless of the genuineness, validity or enforceability of this Note. The undersigned consents and agrees to be bound by all of the terms of this Note (as the same may be extended or renewed). The undersigned waives all rights and subrogation with respect to this Note or any collateral securing its payment and all rights of recourse or indemnity until this Note and all other obligations of Maker to Payee shall have been fully paid. If any payment made by Maker to Payee later deemed to be a preference or otherwise required to be repaid or returned, the amount of such return or repayment shall continue to be covered by this Guaranty.
THE UNDERSIGNED HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES
ANY RIGHT THE UNDERSIGNED MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH
THE LOAN EVIDENCED BY THIS NOTE OR ANY RELATED LOAN OR LENDING
TRANSACTION OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION THEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS
(WHETHER VERBAL OR WRITTEN), OR ACTIONS OF ANY PARTY.  THIS PROVISION IS
A MATERIAL INDUCEMENT FOR PAYEE MAKING THE LOAN EVIDENCED BY THIS NOTE.
THE UNDERSIGNED AGREES THAT THIS GUARANTY SHALL BE AND IS DEEMED TO BE INCORPORATED INTO AND MADE A PART OF THIS NOTE AS THOUGH A PART THEREOF.

         The liability of the undersigned shall in no way be affected by any renewal or extension of time of payment of the Note and any other instrument, indebtedness or liability, or by any release or surrender of other security or collateral or guaranty for the Note, or by delay in enforcement of payment of the principal or interest or of any security in connection therewith, or by any other indulgence Payee may grant
Maker.

         The undersigned hereby declares to and covenants with Payee, its successors or assigns, that the undersigned has no defense whatever to any action, suit or other proceedings, at law or otherwise, that may be instituted under or on account of this Guaranty, including all questions as to the validity, regularity or enforceability of the obligation of Maker.

         Notwithstanding the death of the undersigned, this instrument shall be binding on the estate of the decedent as to any obligation incurred either before or after or extended after such death.

<page 39>

         Payee shall not be bound to exhaust its recourse against or upon the security or collateral it may hold or against any other person before being entitled to payment from the undersigned or  of the amount hereby
guaranteed.   This Guaranty Agreement constitutes a guaranty of payment
and not of collection.

         Payee is hereby authorized and empowered, at its option to appropriate and apply to the payment and extinguishment of the liability of the undersigned under this Guaranty Agreement at any time after such liability shall become payable, any and all monies or other property of the undersigned and the proceeds thereof (including safekeeping or pledge) for this or any other liability of the undersigned to the Payee, and including any balance on deposit or otherwise for the account of, or to the credit of, or belonging to, the undersigned.

         Payee is hereby authorized and empowered, at its option, at any time after the liability created by the foregoing guaranty becomes payable, to sell assign and deliver any securities or property at any time given unto or left in the possession or custody of Payee for any purpose
(including safekeeping or pledge) for this or any other liability of the undersigned or in which any of the undersigned may have an interest, at public or private sale, for cash, upon credit, or for future delivery, all at the option of Payee or any of its officers, without demand, advertisement, or notice, all of which are hereby expressly waived.

         Upon any sale or sales at public or private sale, above provided for, Payee, its successors or assigns, may bid for and/or purchase the whole or any part of such securities or property free from any right of redemption, which is hereby waived and released.

         In case of any sale by Payee of any of said securities or property on credit or for future delivery, the securities and property sold may be retained by Payee until the selling price is paid by the purchaser and Payee shall incur no liability in case of failure of the purchaser to take up and pay for the securities or property so sold. In case of any such failure the securities or property may be again sold.

         Notwithstanding any provisions of this Guaranty to the contrary, the maximum amount which Guarantor shall be required to pay hereunder, shall be the total and aggregate sum of $9,000,000 in U.S. Dollars.
Notwithstanding the foregoing maximum liability of Guarantor, Guarantor guarantees payment of interest on the indebtedness incurred pursuant to this Guaranty and all fees, charges and costs of collecting the indebtedness, including reasonable attorneys' fees. This Guaranty shall terminate on December 31, 2005 ("Termination Date"). Said Termination
Date shall not affect the liability of the Guarantor with respect to (a) obligations created or incurred prior to the Termination Date; or (b) extensions or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to the obligations on or after the Termination Date.

         Guarantor agrees that in the event of any litigation for collection of or relating to this Guaranty, jurisdiction and venue shall be proper and appropriate in any court sitting in Louisville or Jefferson County Kentucky, and Guarantor hereby consents to such jurisdiction and venue.


_____________________________          _____________________________________
     Witness                           J. Steven Wilson
                                       ("Guarantor")
_____________________________
     Witness

<page 40>


                      STOCK PLEDGE AGREEMENT

         This Stock Pledge Agreement is entered into and effective as of February 25, 1999, by and between: (i) Wilson Financial Corporation, a Florida corporation having its principal office in Jacksonville, Florida
("Wilson) (ii) J. Steven Wilson, an individual of Jacksonville, Florida ("Steven") (Wilson and Steven are sometimes collectively referred to herein as "Borrower," and the term"Borrower" also means each of Wilson and/or Steven), and (ii) Imagine Investments, Inc., a Delaware corporation having its principal office in Dallas, Texas ("Lender").

         Recitals:

         A. Pursuant to the terms of that certain Loan Agreement of even date herewith among Wilson, Lender and Steven, and that certain Term
Promissory Note of even date herewith, executed by Wilson in favor of Lender in the face principal amount of Six Million Dollars
($6,000,000.00) (the "Note"), and that has been guaranteed by Steven, as the same may hereafter be amended or otherwise modified from time to time in writing by the parties thereto, Lender has agreed to extend a term loan to Wilson in the amount of Six Million Dollars ($6,000,000) (the
"Term Loan").

         B. In order to induce Lender to make the Term Loan, without which inducement Lender would be unwilling to do so, Borrower has agreed to pledge all of the shares of the issued and outstanding common capital stock of Riverside Group, Inc. (the "Corporation") owned by Borrower to Lender, to secure the payment of the Term Loan and all other obligations of Borrower to Lender, including without limitation, the In-Kind Note referred to in Section 12 of the Loan Agreement.

         Agreement:

         Now, Therefore, the parties hereby agree as follows:

         1. Pledge and Deposit of Shares. Borrower hereby pledges, assigns and grants a security interest to Lender in 2,617,243 shares of the stock of Riverside Group, Inc., a Florida corporation (the "Stock"), as represented by the Certificates now listed on Exhibit A attached hereto and made a part hereof, now standing in Borrower's name and constituting approximately forty-eight percent (48%) of the issued and outstanding capital stock of the Corporation, all as collateral security for the full and punctual payment and due performance by Borrower of (i) the Note, and (ii) all other liabilities, obligations and indebtedness of whatever kind of Borrower to Lender, whether created directly or acquired by Lender by assignment or otherwise, whether now existing or hereafter created, arising or acquired, absolute or contingent, joint or several, due or to become due, and including, but not limited to, future advances by Lender to Borrower. All of the foregoing are referred to collectively herein as the "Secured Obligations."

         2. Certificates and Prior Pledge. The Certificates listed on Exhibit B attached hereto and made a part hereof, representing 392,282 shares of the Stock in the aggregate (the "First Priority Stock"), have been delivered herewith by Borrower to Lender, together with duly executed

<page 41>

blank stock powers attached thereto.  The Certificates listed on Exhibit
C attached hereto and made a part hereof, representing 2,224,961 shares of the Stock (the "Second Priority Stock"), is currently in the possession of Bank Boston, N.A. (the "Prior Lender"), and such 2,224,961 shares of the Stock have been previously pledged by Borrower to Prior Lender, to secure payment of Borrower's obligations to Prior Lender (the "Prior Lender's Loan"). Borrower agrees and acknowledges that Lender has a first lien on and security interest in the First Priority Stock and, at present, a second lien on and security interest in the Second Priority Stock, which will automatically become a first lien on and security interest when the Prior Lender releases such Stock. Notwithstanding any provision herein, the Lender's rights with respect to the Second Priority Stock shall be subject to the Prior Lender's rights in the Second
Priority Stock.

         Borrower agrees to cause Prior Lender to release portions of the 2,224,961 shares of the Second Priority Stock referred to above from the lien and security interest in favor of Prior Lender, as and when Borrower makes principal payments on the Prior Lender Loan, on a pro rata basis, such that the ratio of the number of shares of Second Priority Stock pledged to the Prior Lender to the outstanding principal loan balance of the Prior Lender Loan shall remain constant. As of the date hereof, the outstanding principal balance of the Prior Lender Loan is Three Million Dollars ($3,000,000,00), so the ratio is 1.3483 (3,000,000 / 2,224,961
= 1.3483). In other words, Borrower shall cause Prior Lender to release one (1) share of the Second Priority Stock pledged to Prior Lender for each $1.35 of reduction of principal in the Prior Lender Loan. For example, upon a principal reduction in the amount of $500,000, Borrower shall cause Prior Lender to release 370,370 shares of Second Priority Stock (500,000/1.35 = 370,370) and shall cause the Prior Lender to deliver original Certificates representing such released shares directly to Lender, and Borrower acknowledges and agrees that immediately upon release of such shares by Prior Lender, Lender shall have a first lien on and security interest in such shares, and such shares shall automatically then be deemed to be First Priority Stock.

         3. Further Pledge and Deliveries. The certificates or other instruments evidencing all new shares of capital stock and all other securities, rights, warrants, options and the like hereafter created in respect of the Stock, whether by stock split, stock dividend, merger, consolidation or otherwise, shall be delivered by Borrower to, and shall be held by, Lender under the terms and conditions of this Stock Pledge Agreement and subject to the pledge and security interest herein granted (subject, however, to the rights of the Prior Lender with respect to the Second
Priority Stock), and the term, "Stock," as used herein, shall be deemed to include all such new shares, securities, rights, warrants, options and the like. At its sole option, Lender may transfer the shares of Stock into its own name.

         4. Covenants. During the period the Stock is being held as security hereunder, Borrower shall not, without the prior written consent of Lender, allow the Corporation to (i) issue any additional capital stock

<page 42>

or other equity securities of any kind or options, subscription rights, warrants or other instruments with respect thereto or any other instruments convertible into shares of its capital stock, or sell or issue any treasury stock, (ii) merge into or with or consolidate with any other corporation or business or otherwise participate in any reorganization or sell or lease to others all or substantially all of its assets, (iii) amend its Articles of Incorporation or By-Laws in any manner that would have a material adverse effect on Lender's rights with respect to the Stock, or liquidate or dissolve or take any steps to effect same, or (iv) effect a recapitalization or alter its capital structure.

         5. Voting Rights; Dividends, Etc. So long as no Event of Default shall have occurred, Borrower shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Stock or any part thereof for any purpose not inconsistent with the terms of this Stock Pledge Agreement. All dividends and distributions, regardless whether in cash, stock, rights, options or other property, and all stock splits, stock dividends and the like and the proceeds of all redemptions and liquidations that are made, paid or declared with respect to the Stock shall be paid directly to Lender, and shall, at Lender's sole election, either be applied as a payment on the Secured Obligations or held by Lender as additional security for the Secured Obligations (and
Borrower shall execute all instruments in connection therewith as are requested by Lender).

         6. Status of the Stock. Borrower hereby represents and warrants to Lender that (a) the Stock is validly issued and outstanding, fully paid and non-assessable, and constitutes approximately forty-eight percent
(48%) of the issued and outstanding capital stock of the Corporation;
(b) Borrower is the registered and absolute beneficial owner of approximately forty-eight percent (48%) of the issued and outstanding capital stock of the Corporation; (c) except for the prior pledge of 2,224,961 shares of the Stock to Prior Lender as described in Section 2, all the Stock is free and clear of liens, charges and encumbrances in favor of persons other than Lender; (d) subject to the rights of the Prior Lender, Borrower has the full power and authority to pledge the Stock to Lender pursuant to this Stock Pledge Agreement; and (e) the Corporation is a corporation validly existing under the law of the State of Florida. No part of the Stock shall be sold, transferred or further assigned by Borrower without the prior written consent of Lender, which consent may be arbitrarily withheld so long as this Stock Pledge
Agreement is in effect.

         7. Maintenance of Priority of Pledge. Borrower shall be liable for and shall from time to time pay and discharge all taxes, assessments and governmental charges imposed upon the Stock by any federal, state or local authority, the liens of which would or might be held prior to the right of Lender in and to the Stock or which are imposed on the holders

<page 43>

and/or registered owners of the Stock. Borrower shall not, at any time while this Stock Pledge Agreement is in effect, do or suffer any act or thing whereby the rights of Lender in the Stock would or might be materially impaired or diminished. Borrower shall execute and deliver such further documents and take such further actions as may be required to confirm the rights of Lender in and to the Stock or otherwise to effectuate the intention of this Stock Pledge Agreement. Borrower shall perform all terms of its indebtedness and obligations to Prior Lender, and shall pay all of such indebtedness and related obligations according to their terms.

         8. Events of Default. Each of the following shall be deemed an "Event of Default" hereunder:

            8.1 Cross Default. The occurrence of any Event of Default under the Note or any "Security Document," as such term is defined in the Note, or under any other related instrument or agreement; or

            8.2 Default Hereunder. The occurrence of any default of any kind whatsoever under the terms, covenants and conditions of this Stock Pledge Agreement; or

            8.3 Breach of Covenants. If any covenant, representation or warranty made in this Stock Pledge Agreement or in any other Security Document or related instruments or agreements executed by Borrower in connection with the Term Loan shall prove to be untrue and misleading in any respect; or

            8.4 Default Under Other Financing. If Borrower is in default or breach of its obligations to Prior Lender beyond any applicable period of grace for cure of such default or breach.

         9. Remedies Upon Default. Upon the occurrence of any Event of Default referred to in Section 8 above, Lender shall have all rights and remedies in and against the Stock and otherwise of a secured party under the Uniform Commercial Code as enacted in the Commonwealth of Kentucky and the State of Florida (the "UCC") and all other applicable laws, and shall also have all of the rights provided herein, in the Note and in all other Security Documents, all of which rights and remedies shall be cumulative to the fullest extent permitted by law. In connection with the foregoing, Lender shall have the right:

            9.1 Voting Rights. To exercise all voting rights and privileges whatsoever with respect to the Stock, and to that end Borrower hereby constitutes Lender as its proxy and attorney-in-fact for all purposes of voting the Stock, and this appointment shall be deemed coupled with an interest and is and shall be irrevocable until the Secured Obligations have been fully paid and this Stock Pledge Agreement terminated, and all persons whatsoever shall be conclusively entitled to rely upon Lender's verbal or written certification that it is entitled to vote the Stock hereunder. Borrower shall execute and deliver to Lender any and all

<page 44>

additional proxies and powers of attorney that Lender may desire in order to vote more effectively the Stock in its own name. Upon any Event of Default hereunder, Lender may vote the Stock to remove the directors and officers of the Corporation and to elect new such officers and directors who shall thereafter manage the affairs of the Corporation, operate any of its properties, carry on any business, and otherwise take any action with respect thereto as they shall deem necessary and appropriate, and may also liquidate the Corporation and its business, and may authorize the borrowing of money in the name of the Corporation and the pledge of its assets to secure such borrowing.

            9.2 Right of Sale. To declare the Note and the other Secured Obligations immediately due and payable in full, and to sell the Stock in one or more lots, and from time to time, upon ten (10) business days' prior to written notice to Borrower of the time and place of sale (which notice Borrower hereby conclusively agrees is commercially reasonable), for cash or upon credit or for future delivery, Borrower hereby waiving all rights, if any, of marshaling the Stock and any other security for the payment of the Note and other Secured Obligations, and at the option and in the sole discretion of Lender, to either:

                      (i) Sell the Stock at a public sale or sales, including a sale at or on any broker's board or stock exchange; or

                      (ii)  Sell the Stock at a private sale or sales.

         Lender may bid for and acquire the Stock or any portion thereof at any public sale, free from any redemption rights of Borrower, and in lieu of paying cash therefor, may make settlement for the selling price of the Stock or any part thereof by crediting the net selling price of the Stock against the Note and other Secured Obligations, after deducting all of Lender's costs and expenses of every kind and nature therefrom, including Lender's attorneys' fees incurred in connection with realizing upon the Stock and enforcing the Security Documents and the Note, provided the same is not prohibited by the laws of the Commonwealth of Kentucky.

         From time to time Lender may, but shall not be obligated to, postpone the time of any proposed sale of any of the Stock which has been the subject of a notice as provided above, and also, upon ten (10) days' prior written notice to Borrower (which notice Borrower conclusively agrees is commercially reasonable), may change the time and/or place of such sale.

         In the case of any sale by Lender of the Stock or any portion thereof on credit or for future delivery, which may be elected at the option and in the sole discretion of Lender, the Stock so sold may, at the sole option of Lender, either be delivered to the purchaser or retained by Lender until the selling price is paid by the purchaser, but in either event Lender shall incur no liability, to Borrower or otherwise, in case of failure of the purchaser to take up and pay for the Stock so sold.
In case of any such failure, such Stock may be sold again by Lender in the manner provided in this Section 9.

<page 45>

         Borrower covenants and agrees that, during any period of sale or liquidation of the Stock by Lender, Borrower shall not sell any other stock of the Corporation if such sale would restrict or limit Lender's sale of the Stock under Rule 144 or other Rule of the Securities and Exchange Commission or if such sale by Borrower would cause or contribute to a decline in the share price of the Stock. Borrower further agrees in the event of any such sale or liquidation by Lender, to execute any and all forms, including, but not limited to, Forms 144 and customary broker's and seller's representation letters, to enable Lender to effect the sale of the Stock. Borrower shall further take and shall cause the Corporation to take all necessary actions to remove any restrictive legend affecting the Stock, and to assist in the effectuation of the sale of the Stock including, at Borrower's expense, the supplying of opinions of counsel customarily required to effect such sales.

            9.3 Costs and Expenses. After deducting all of Lender's costs and expenses of every kind, including, but not limited to, legal fees and registration (Securities and Exchange Commission and other) fees and expenses, if any, incurred in connection with the sale of the Stock, Lender shall apply the residue of the proceeds of any sale or sales of the Stock against the Note and the other Secured Obligations, in the order of priority elected by Lender. Lender shall not incur any liability to Borrower or otherwise as a result of the sale of the Stock at any private sale or sales, and Borrower hereby waives any claim arising by reason of (i) the fact that the price or prices for which the Stock or any portion thereof is sold at such private sale or sales is less than the price which would have been obtained at a public sale or sales or is less than the amount due under the Note and other obligations secured hereby, even if Lender accepts the first offer received and does not offer the Stock or any portion thereof to more than one offeree, (ii) any delay by Lender in selling the Stock following an Event of Default hereunder, even if the price of the Stock thereafter declines, or (iii) the immediate sale of the Stock upon the occurrence of an Event of Default hereunder, even if the price of the Stock should thereafter increase. Borrower shall remain liable for any deficiency remaining due under the Note, this Stock Pledge Agreement, any of the other Security Documents or any related documents or instruments.

         10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon being delivered personally (or by confirmed telefax or other electronic delivery method; or (ii) four (4) days after being mailed by certified mail, return receipt requested, postage prepaid, or (iii) one (1) day after being sent by Federal Express or other reputable overnight delivery service providing delivery confirmation, for next day delivery, in each case to the parties at the following address (or at such other address for a party as shall be specified by like notice):

              If to Borrower:        Wilson Financial Corporation
                                     7800 Belfort Parkway, Suite 100
                                     Jacksonville, Florida 32256
                                     Attention:  J. Steven Wilson

                                     Mr. J. Steven Wilson
                                     7800 Belfort Parkway, Suite 100
                                     Jacksonville, Florida 32256

<page 46>

              With a copy to:        Holland & Knight
                                     One Independent Drive, Suite 2000
                                     Post Office Box 1559
                                     Jacksonville, Florida  32201-1559
                                     (32202 for street address)
                                     Attention:  Malcolm Graham, Esq.

              If to Lender, to:      Imagine Investments, Inc.
                                     8150 No. Central Expressway
                                     Suite 1901
                                     Dallas, Texas 75206
                                     Attention:  Gary Goltz, General Counsel

              With a copy to:        Michael M. Fleishman, Esq.
                                     Greenebaum Doll & McDonald PLLC
                                     3300 National City Tower
                                     Louisville, Kentucky 40202

         11.  Miscellaneous.

            11.1 Future Advances. This Stock Pledge Agreement also secures all additional loans and/or future advances that may be made hereafter at any time by Lender to Borrower.

            11.2 Governing Law. The laws of the Commonwealth of Kentucky shall govern the construction of this Stock Pledge Agreement and the rights, remedies and duties of the parties hereunder.

            11.3 Successors and Assigns. This Stock Pledge Agreement shall bind Borrower and its successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

            11.4 Time of Essence. Time shall be of the essence in the performance of Borrower's obligations hereunder.

            11.5 Captions. The several captions, headings, sections and subsections of this Stock Pledge Agreement are inserted for convenience only and shall be ignored in interpreting the provisions of this Stock Pledge Agreement.

            11.6 Modifications. This Stock Pledge Agreement may be modified or amended only by written agreement executed by all of the parties hereto.

         12. Termination. This Pledge Agreement shall terminate when the Note and all the other Secured Obligations have been paid in full, at which time Lender shall reassign and redeliver, without recourse upon or warranty by Lender and at the expense of Borrower (or cause to be so reassigned and redelivered to Borrower or to such person or persons as Borrower shall designate), against receipt, such of the Stock (if any) as shall not have been sold or otherwise applied by Lender pursuant to the terms hereof and shall still be held by it hereunder, together with appropriate instruments of reassignment and release.

<page 47>


         In Witness Whereof, the parties have entered into this Stock Pledge Agreement as of the date first written above.




                                        Wilson Financial Corporation



_________________________________       By:______________________________
Witness                                 Title:___________________________
                                                    ("Wilson")



__________________________________      __________________________________
Witness                                 J. Steven Wilson ("Steven")
                                                ("Collectively")
                                                ("Borrower")



                                        Imagine Investments, Inc.



__________________________________      By:______________________________
Witness                                 Title:___________________________
                                                  ("Lender")

<page 48>

                      STOCK OPTION AGREEMENT

            This Stock Option Agreement ("Agreement") is made and entered into as of February 25, 1999, by and among: (i) Wilson Financial Corporation, a Florida corporation ("Wilson"), (ii) J. Steven Wilson, an individual of Jacksonville, Florida ("Steven"), and (iii) Imagine Investments, Inc., a Delaware corporation with principal office and place of business in Dallas, Texas ("Imagine").

         Recitals:

         A. Wilson and Steven both own shares of common stock of Riverside Group, Inc., a Florida corporation (the "Corporation").

         B. Wilson and Steven are willing to grant to Imagine an option to purchase 785,173 shares (the "Shares") of the common stock of the Corporation, and Imagine desires to acquire such option from Wilson and Steven, upon the terms and provisions set forth herein.

         C. The parties hereto recognize and represent that at the time this Agreement was negotiated, the common stock of the Corporation was trading for less than $1.75 per share on the NASDAQ SmallCap Stock
Market.

         Agreement:

         Now, Therefore, the parties hereby agree as follows:

         1.  Option.

            1.1 Grant of Option. In consideration of the payment by Imagine to Wilson and Steven of the sum of $10,000, the receipt and sufficiency of which they hereby acknowledge (the "Option Consideration"), Wilson and Steven hereby jointly and severally grant to Imagine the exclusive right and option to purchase the Shares (the "Option"). The purchase price for each Share shall be $1.75 (the "Option Price"). The Option Consideration shall not apply against the Option Price of the shares purchased by Imagine hereunder.

            1.2 Term. The term of the Option shall commence on the date hereof and shall expire on December 31, 2001 (the "Term"). Provided, however, that Imagine may unilaterally extend the Term until December 31, 2004, upon written notice to Wilson and Steven; provided, further, however, if that certain Promissory Note in the face principal amount of Six Million Dollars ($6,000,000) made by Wilson payable to the order of Imagine, of even date herewith (the "Note"), has not been paid in full by the date of such extension by Imagine, then Imagine must extend the maturity date of the Promissory Note until December 31, 2004 (or such earlier date as Imagine may select in its sole discretion for both the Option and the maturity date of such Promissory Note), with interest on such Note still being due and payable on a quarterly basis as provided therein. If the Note has been paid prior to December 31, 2001, Imagine

<page 49>

may nevertheless extend the Option until December 31, 2004, and the payment by Wilson of the Note prior to its extended maturity date shall not affect the extended Term of the Option, which shall remain December 31, 2004 (or such earlier date selected by Imagine).

            1.3 Adjustments. Notwithstanding any provision to the contrary contained in this Agreement, if, and whenever, prior to the delivery of Certificates representing all of the Shares by Wilson and Steven to Imagine, the Corporation shall effect a subdivision or consolidation or other capital readjustment with respect to its stock, by stock split, stock combination or otherwise, or the Corporation shall issue any additional shares by way of a stock dividend, or the Corporation shall otherwise effect or become obligated to effect any other increase in the number of shares outstanding without receiving the full fair market value therefor in money, services or other property or shall effect a reduction in the number of shares outstanding without the payment of money or other property for the repurchase or redemption thereof, then the number of shares remaining subject to the Option and the Purchase Price therefor shall be proportionately adjusted, immediately following each such action, as follows:

              (a) In the event of an increase in the number of outstanding shares as a result of any such action, the number of Shares remaining subject to the Option shall be proportionately increased, and the Option Price shall be proportionately reduced, so that, upon exercise of the Option, Imagine shall be entitled to receive the aggregate number of Shares which it would have been entitled to receive upon exercise of such Option had Imagine exercised such Option immediately prior to such event or, if earlier, immediately prior to the record date for determining shareholders entitled to participate in such event (if the Corporation has issued additional Shares or has become obligated to issue additional Shares for some consideration but for less that the full fair market value thereof, the adjustment in the number of Shares subject to the Option and the Option Price per Share shall be made on an equitable pro rata basis to the complete satisfaction of Imagine),

              (b) In the event of a reduction in the number of outstanding shares of the Corporation as a result of any such action, the number of Shares remaining subject to the Option shall be proportionately reduced, and the Option Price per Share shall be proportionately increased, in each case in accordance with the change in the number of shares outstanding as a result of such action(s) described in this Section,

              (c) Simultaneously with any adjustment of the total number of Shares purchased upon exercise of the Option, in accordance with Section 1.3(a) or (b) above, the Purchase Price per Share shall be adjusted to equal the quotient resulting by dividing the number of Shares (including fractional share interests) covered by this Option immediately after such adjustment into the Option Price that would have been paid upon the exercise of the Option as to all of the Shares then remaining subject to

<page 50>

the Option. The adjustments provided for in this Section 1.3(c) shall become effective immediately after the opening of business on the day next following (i) the record date of such dividends, (ii) the date upon such subdivision, combination or reclassification shall become effective, or (iii) the record date for any similar action contemplated by this
Section 1.3.

            1.4  Manner of Exercise.

              (a) Imagine may exercise the Option as to any or all of the Shares at any time on or prior to the expiration of the Term by delivery of written notice of such exercise ("Notice") to Wilson and Steven. The Notice shall specify the number of Shares to be purchased pursuant to exercise of the Option, and shall be accompanied by a certified or cashier's check payable to Wilson and Steven or wire of immediately available funds in an amount equal to (i) the Option Price, multiplied by (ii) the total number of Shares then being purchased by Imagine pursuant to exercise of the Option; provided, however, if the Note has not then been paid in full, then the Option Price for all the Shares purchased upon such exercise shall instead be applied against the Note.

              (b) Upon exercise of the Option by Imagine and simultaneously with delivery by Imagine of the applicable Option Price to Wilson and Steven, Wilson and Steven shall deliver to Imagine the certificate(s), accompanied by duly executed stock powers, evidencing the Shares being purchased pursuant to such exercise of the Option, free and clear of all liens, claims, options, pledges, security interests and the like and free of all restriction; provided, however, that if any amount is owed under the Note, or the instruments securing the Note, the entire amount of the applicable Option Price shall be applied directly by Imagine on the Note or such other indebtedness owed to Imagine (except to the extent of $1.35 per Share if necessary to be paid to Bank Boston, N.A. ("Bank Boston") to have such Shares released from its lien) but, nevertheless, the entire amount of such Option Price shall be deemed to have been paid to Wilson and Steven, and thereupon, Imagine shall release such Shares so purchased by Imagine from its lien that secures the Note.

         2. Legend on Share Certificates. The following legend shall be placed upon each Certificate representing the Shares (other than those still pledged to Bank Boston) until such time as such Shares are placed in the name of Imagine:

            A Stock Option Agreement dated as of February 25, 1999 among Wilson Financial Corporation and J. Steven Wilson, shareholders of the Corporation, and Imagine Investments, Inc. ("Imagine"), has been delivered to the Secretary of the Corporation to be kept on file at the Corporation's registered office. That Agreement imposes various restrictions upon the shares represented by this Certificate and subjects such shares to an exclusive option in favor of Imagine to purchase such shares and certain other rights and interests with respect to these shares.

<page 51>


         3. Further Assurances. Each party shall execute such additional documents and take such other actions as the other party shall reasonably request to consummate the transactions contemplated hereby and otherwise as may be necessary to effectively carry out the terms and provisions of this Agreement.

         4.  Representations, Warranties and Covenant of Wilson and Steven.

            4.1 Representations and Warranties. Wilson and Steven hereby represent and warrant to Imagine that (i) Wilson and Steven are the sole legal and beneficial owners of the Shares, and that the Shares are free and clear of all liens, claims, encumbrances, charges and restrictions of any nature whatsoever except for prior liens in favor of Bank Boston, N.A. and Imagine; (ii) Wilson and Steven have the sole right and authority to enter into and perform this Agreement and transfer title to the Shares to Imagine; and (iii) the execution and delivery of this Agreement and the sale of the Shares to Imagine pursuant to the provisions hereof will not breach or constitute default under any contract or agreement to which either Wilson or Steven is a party. Such representations and warranties of Wilson and Steven shall survive the execution of this Agreement.

            4.2 Covenant. During the Term, Wilson and Steven shall not sell, convey, further pledge or encumber, or otherwise transfer any Shares, except pursuant to the laws of descent and distribution upon the death of Steven; provided that, in the event of the death of Steven, the Shares shall remain subject to the terms of this Agreement.

         5. Indemnification. Wilson and Steven shall indemnify and hold Imagine harmless against and in respect of:

              (a) Any damage, deficiency, liability or costs resulting from any misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of Wilson or Steven under this Agreement; and

              (b) Any claim, action, suit, proceeding, demand, judgment, assessment, cost and expense, including reasonable counsel fees, resulting from any misrepresentation, breach of warranty or non-fulfillment of any covenant or agreement on the part of Wilson or Steven under this Agreement.

         6. Additional Agreements Regarding Shares. Wilson and Steven hereby assign to Imagine all of the respective rights, titles and interests of Wilson and Steven under any and all registration rights and similar agreements with respect to the Shares of the Corporation, to the extent Imagine has from time to time acquired or thereafter does acquire any of the Shares.

<page 52>

         In addition, in the event Imagine has from time to time purchased or acquired any of the Shares of the Corporation pursuant to the Option or otherwise, and if Wilson and/or Steven shall, at any time and from time to time through December 31, 2009, agree to sell any of the stock of the Corporation owned by either of them, or to otherwise transfer any of such stock, either directly or indirectly, Wilson and/or Steven, and or either or both of them that are selling or transferring such Shares, shall:

                      (i) Give written notice to Imagine by certified or registered mail (return receipt requested) or by hand delivery (with a return receipt) as promptly as practicable (but in no event less than fifteen (15) days prior to such sale or transfer) of all the details, price and terms of such sale or transfer and the identity of the party (the "Buyer") to whom such stock is to be sold or transferred; and

                      (ii) Require as a condition of such sale or transfer that the Buyer include in such sale or transfer the number of Shares owned by Imagine (but not greater than (a) the product determined by multiplying the number of shares of stock of the Corporation involved in such sale by a fraction, the numerator of which is the number of Shares subject to this Option plus the number of shares of stock of the Corporation owned by Imagine and the denominator of which is the number of shares of stock constituting the numerator of such fraction plus the number of shares of stock of the Corporation owned by Wilson and Steven at the time of such calculation (b) plus the number of shares of stock of the Corporation that Imagine is entitled to sell under the Loan Agreement of even date herewith pursuant to which the Note has been issued) that are specified by Imagine in a written notice to be given by Imagine to Wilson or Steven, as applicable, within ten (10) days after Imagine's receipt of the notice provided for in subparagraph (i) above, all on the same terms and conditions and at the same price per share of stock as Wilson and/or Steven are selling such shares of stock of the Corporation; and

                      (iii) Imagine shall bear its own legal expenses in connection with participating in such sale or transfer, but Wilson and Steven shall pay all other expenses of Lender in connection with such sale or transfer.

         7. Proxy. Wilson and Steven hereby appoint Imagine as Wilson and Steven's true and lawful proxy and attorney-in-fact to vote the Shares on any manner as to which holders of common stock of the Corporation are otherwise entitled to vote, but only as to the Shares as to which Imagine has exercised the Option. The proxy granted by Wilson and Steven herein is coupled with an interest and shall be irrevocable with respect to any Shares unexercised.

         8.  Miscellaneous.

            8.1 Waiver. The failure of any party to enforce any provision of this Agreement cannot be construed to be a waiver of such provision or of the right hereafter to enforce the same, and no waiver of any breach shall be construed as an agreement to waive any subsequent breach of the same or any other provision.


<page 53>

            8.2 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and no prior or collateral promises or conditions in connection with or with respect to the subject matter hereof not incorporated herein shall be binding upon the parties hereto.

            8.3 Amendment. No modification, extension, renewal, rescission, termination or waiver of any of the provisions contained herein or any future representation, promise or condition in connection with the subject matter hereof shall be binding upon either of the parties unless made in writing and duly executed by the parties or their authorized representatives.

            8.4 Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and legal and personal representatives. Imagine may assign its rights under this Agreement, in whole or in part, and from time to time, without the need for consent from Wilson or Steven.

            8.5 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

            8.6 Captions. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this document.

            8.7 Governing Law. This Agreement is executed and delivered in, and shall be construed and enforced in accordance with the laws of, the Commonwealth of Kentucky.

         In Witness Whereof, the parties have entered into this Agreement as of the date first written above.


                                         Wilson Financial Corporation

                                         _____________________________
                                         By:
                                         Title:
                                                     ("Wilson")


                                        ______________________________
                                         J. Steven Wilson
                                                     ("Steven")



                                         Imagine Investments, Inc.

                                         ______________________________
                                         By:
                                         Title:
                                                      ("Imagine")

<page 54>
                      STOCK PLEDGE AGREEMENT


         This Stock Pledge Agreement is entered into and effective as of February 25, 1999, by and among: (i) J. Steven Wilson, an individual of Jacksonville, Florida ("Guarantor"), (ii) Wilson Financial Corporation, a Florida corporation having its principal office in Jacksonville, Florida ("Borrower"), and (iii) Imagine Investments, Inc., a Delaware corporation having its principal office in Dallas, Texas ("Lender")

         Recitals:

         A. Pursuant to the terms of that certain Loan Agreement of even date herewith among Borrower, Lender and Guarantor (the "Loan Agreement"), and that certain Term Promissory Note of even date herewith, executed by Borrower in favor of Lender in the face principal amount of Six Million Dollars ($6,000,000.00) (the "Note"), as the same may hereafter be amended or otherwise modified from time to time in writing by the parties thereto, Lender has agreed to extend a term loan to Borrower in the amount of Six Million Dollars ($6,000,000) (the "Term Loan").

     B. Guarantor has personally guaranteed the obligations of Borrower to Lender pursuant to the Note, the Term Loan and the In-Kind Note as defined in Section 12 of the Loan Agreement.

    C. Guarantor currently owns 100% of the issued and outstanding preferred capital stock of Borrower and 59.8% of the issued and outstanding common capital stock of Borrower.

         D. In order to induce Lender to make the Term Loan, without which inducement Lender would be unwilling to do so, Guarantor has agreed to pledge all of the shares of the issued and outstanding common and preferred capital stock of Borrower owned by Guarantor to Lender, to secure the payment of the Term Loan and the other obligations of Borrower to Lender, including, without limitation, the In-Kind Note.

         Agreement:

         Now, Therefore, the parties hereby agree as follows:

         1. Pledge and Deposit of Shares. Guarantor hereby pledges, assigns and grants a security interest to Lender in 598 shares of the common stock of Borrower and 336 shares of the preferred stock of Borrower
(collectively, the "Stock"), as represented by Certificate Nos. 2 and 20 with respect to the common stock and Certificate Nos. 2 and 3 with respect to the preferred stock, now standing in Guarantor's name and constituting 59.8% of the issued and outstanding common capital stock of Borrower and 100% of the issued and outstanding preferred capital stock of Borrower, all as collateral security for the full and punctual payment and due performance by Borrower and Guarantor of (i) the Note and Guarantor's guaranty of the Note, and (ii) all other liabilities,

<page 55>

obligations and indebtedness of whatever kind of Borrower and Guarantor to Lender, whether created directly or acquired by Lender by assignment or otherwise, whether now existing or hereafter created, arising or acquired, absolute or contingent, joint or several, due or to become due, and including, but not limited to, future advances by Lender to Borrower and Guarantor. All of the foregoing are referred to collectively herein as the "Secured Obligations."

         2. Further Pledge and Deliveries. The certificates or other instruments evidencing all new shares of capital stock and all other securities, rights, warrants, options and the like hereafter created in respect of the Stock, whether by stock split, stock dividend, merger, consolidation or otherwise, shall be delivered by Guarantor to, and shall be held by, Lender under the terms and conditions of this Stock Pledge Agreement and subject to the pledge and security interest herein granted and the term
"Stock," as used herein, shall be deemed to include all such new shares, securities, rights, warrants, options and the like. At its sole option, Lender may transfer the shares of Stock into its own name.

         3. Covenants. During the period the Stock is being held as security hereunder, Guarantor shall not, without the prior written consent of Lender, allow Borrower to (i) issue any additional capital stock or other equity securities of any kind or options, subscription rights, warrants or other instruments with respect thereto or any other instruments convertible into shares of its capital stock, or sell or issue any treasury stock, (ii) merge into or with or consolidate with any other corporation or business or otherwise participate in any reorganization or sell or lease to others all or substantially all of its assets, (iii) amend its Articles of Incorporation or By-Laws in any manner that would have a material adverse effect on Lender's rights with respect to the Stock, or liquidate or dissolve or take any steps to effect same, or (iv) effect a recapitalization or alter its capital structure.

         4. Voting Rights; Dividends, Etc. So long as no Event of Default shall have occurred, Guarantor shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Stock or any part thereof for any purpose not inconsistent with the terms of this Stock Pledge Agreement. All dividends and distributions, regardless whether in cash, stock, rights, options or other property, and all stock splits, stock dividends and the like and the proceeds of all redemptions and liquidations that are made, paid or declared with respect to the Stock shall be paid directly to Lender, and shall, at Lender's sole election, either be applied as a payment on the Secured Obligations or held by Lender as additional security for the Secured Obligations (and Borrower shall execute all instruments in connection therewith as are requested by Lender).

         5. Status of the Stock. Guarantor hereby represents and warrants to Lender that (a) the Stock is validly issued and outstanding, fully paid and non-assessable; and (b) Guarantor is the registered and absolute beneficial owner of 59.8% of the issued and outstanding common capital stock of Borrower and 100% of the issued and outstanding preferred capital stock of Borrower; (c) the Stock is free and clear of liens,

<page 56>

charges and encumbrances in favor of persons other than Lender;
(d) Guarantor has the full power and authority to pledge the Stock to Lender pursuant to this Stock Pledge Agreement; and (e) Borrower is a corporation validly existing under the laws of the State of Florida. No part of the Stock shall be sold, transferred or further assigned by Guarantor without the prior written consent of Lender, which consent may be arbitrarily withheld so long as this Stock Pledge Agreement is in effect.

         6. Maintenance of Priority of Pledge. Guarantor shall be liable for and shall from time to time pay and discharge all taxes, assessments and governmental charges imposed upon the Stock by any federal, state or local authority, the liens of which would or might be held prior to the right of Lender in and to the Stock or which are imposed on the holders and/or registered owners of the Stock. Guarantor shall not, at any time while this Stock Pledge Agreement is in effect, do or suffer any act or thing whereby the rights of Lender in the Stock would or might be materially impaired or diminished. Guarantor shall execute and deliver such further documents and take such further actions as may be required to confirm the rights of Lender in and to the Stock or otherwise to effectuate the intention of this Stock Pledge Agreement.

         7. Events of Default. Each of the following shall be deemed an "Event of Default" hereunder:

            7.1 Cross Default. The occurrence of any Event of Default under the Note or any "Security Document," as such term is defined in the Note, or under any other related instrument or agreement; or

            7.2 Default Hereunder. The occurrence of any default of any kind whatsoever under the terms, covenants and conditions of this Stock Pledge Agreement; or

            7.3 Breach of Covenants. If any covenant, representation or warranty made in this Stock Pledge Agreement or in any other Security Document or related instruments or agreements executed by Guarantor or Borrower in connection with the Term Loan shall prove to be untrue and misleading in any respect; or

         8. Remedies Upon Default. Upon the occurrence of any Event of Default referred to in Section 7 above, Lender shall have all rights and remedies in and against the Stock and otherwise of a secured party under the Uniform Commercial Code as enacted in the Commonwealth of Kentucky and the State of Florida (the "UCC") and all other applicable laws, and shall also have all of the rights provided herein, in the Note and in all other Security Documents, all of which rights and remedies shall be cumulative to the fullest extent permitted by law. In connection with the foregoing, Lender shall have the right:

            8.1 Voting Rights. To exercise all voting rights and privileges whatsoever with respect to the Stock, and to that end Guarantor hereby constitutes Lender as his proxy and attorney-in-fact for all purposes of voting the Stock, and this appointment shall be deemed coupled with an

<page 57>

interest and is and shall be irrevocable until the Secured Obligations have been fully paid and this Stock Pledge Agreement terminated, and all persons whatsoever shall be conclusively entitled to rely upon Lender's verbal or written certification that it is entitled to vote the Stock hereunder. Guarantor shall execute and deliver to Lender any and all additional proxies and powers of attorney that Lender may desire in order to vote more effectively the Stock in its own name. Upon any Event of Default hereunder, Lender may vote the Stock to remove the directors and officers of Borrower and to elect new such officers and directors who shall thereafter manage the affairs of Borrower, operate any of its properties, carry on any business, and otherwise take any action with respect thereto as they shall deem necessary and appropriate, and may also liquidate Borrower and its business, and may authorize the borrowing of money in the name of Borrower and the pledge of its assets to secure such borrowing.

            8.2 Right of Sale. To declare the Note and the other Secured Obligations immediately due and payable in full, and to sell the Stock in one or more lots, and from time to time, upon ten (10) business days' prior to written notice to Guarantor of the time and place of sale (which notice Guarantor hereby conclusively agrees is commercially reasonable), for cash or upon credit or for future delivery, Guarantor hereby waiving all rights, if any, of marshaling the Stock and any other security for the payment of the Note and other Secured Obligations, and at the option and in the sole discretion of Lender, to either:

                      (i) Sell the Stock at a public sale or sales, including a sale at or on any broker's board or stock exchange; or

                      (ii)  Sell the Stock at a private sale or sales.

         Lender may bid for and acquire the Stock or any portion thereof at any public sale, free from any redemption rights of Guarantor, and in lieu of paying cash therefor, may make settlement for the selling price of the Stock or any part thereof by crediting the net selling price of the Stock against the Note and other Secured Obligations, after deducting all of Lender's costs and expenses of every kind and nature therefrom, including Lender's attorneys' fees incurred in connection with realizing upon the Stock and enforcing the Security Documents and the Note, provided the same is not prohibited by the laws of the Commonwealth of Kentucky.

         From time to time Lender may, but shall not be obligated to, postpone the time of any proposed sale of any of the Stock which has been the subject of a notice as provided above, and also, upon ten (10) days' prior written notice to Guarantor (which notice Guarantor conclusively agrees is commercially reasonable), may change the time and/or place of such sale.

         In the case of any sale by Lender of the Stock or any portion thereof on credit or for future delivery, which may be elected at the option and in the sole discretion of Lender, the Stock so sold may, at the sole option of Lender, either be delivered to the purchaser or retained by Lender until the selling price is paid by the purchaser, but in either

<page 58>

event Lender shall incur no liability, to Guarantor or otherwise, in case of failure of the purchaser to take up and pay for the Stock so sold.
In case of any such failure, such Stock may be sold again by Lender in the manner provided in this Section 8.

         Guarantor covenants and agrees that, during any period of sale or liquidation of the Stock by Lender, Guarantor shall not sell any other stock of Borrower if such sale would restrict or limit Lender's sale of the Stock under Rule 144 or other Rule of the Securities and Exchange Commission or if such sale by Guarantor would cause or contribute to a decline in the share price of the Stock. Guarantor further agrees in the event of any such sale or liquidation by Lender, to execute any and all forms, including, but not limited to, Forms 144 and customary broker's and seller's representation letters, to enable Lender to effect the sale of the Stock. Guarantor shall further take and shall cause Borrower to take all necessary actions to remove any restrictive legend affecting the Stock, and to assist in the effectuation of the sale of the Stock including, at Guarantor's expense, the supplying of opinions of counsel customarily required to effect such sales.

            8.3 Costs and Expenses. After deducting all of Lender's costs and expenses of every kind, including, but not limited to, legal fees and registration (Securities and Exchange Commission and other) fees and expenses, if any, incurred in connection with the sale of the Stock, Lender shall apply the residue of the proceeds of any sale or sales of the Stock against the Note and the other Secured Obligations, in the order of priority elected by Lender. Lender shall not incur any liability to Guarantor or otherwise as a result of the sale of the Stock at any private sale or sales, and Guarantor hereby waives any claim arising by reason of (i) the fact that the price or prices for which the Stock or any portion thereof is sold at such private sale or sales is less than the price which would have been obtained at a public sale or sales or is less than the amount due under the Note and other obligations secured hereby, even if Lender accepts the first offer received and does not offer the Stock or any portion thereof to more than one offeree, (ii) any delay by Lender in selling the Stock following an Event of Default hereunder, even if the price of the Stock thereafter declines, or (iii) the immediate sale of the Stock upon the occurrence of an Event of Default hereunder, even if the price of the Stock should thereafter increase. Guarantor shall remain liable for any deficiency remaining due under the Note, this Stock Pledge Agreement, any of the other Security Documents or any related documents or instruments.

         9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon being delivered personally (or by confirmed telefax or other electronic delivery method; or (ii) four (4) days after being mailed by certified mail, return receipt requested, postage prepaid, or (iii) one (1) day after being sent by Federal Express or other reputable overnight delivery service providing delivery confirmation, for next day delivery, in each case to the parties at the following address (or at such other address for a party as shall be specified by like notice):

<page 59>

                   If to Guarantor:     J. Steven Wilson
                                        Wilson Financial Corporation
                                        7800 Belfort Parkway, Suite 100
                                        Jacksonville, Florida 32256

                   With a copy to:      Holland & Knight
                                        One Independent Drive, Suite 2000
                                        Post Office Box 1559
                                        Jacksonville, Florida  32201-1559
                                        (32202 for street address)
                                        Attention:  Malcolm Graham, Esq.

                   If to Borrower:      Wilson Financial Corporation
                                        7800 Belfort Parkway, Suite 100
                                        Jacksonville, Florida 32256
                                        Attention:  J. Steven Wilson

                   With a copy to:      Holland & Knight
                                        One Independent Drive, Suite 2000
                                        Post Office Box 1559
                                        Jacksonville, Florida  32201-1559
                                        (32202 for street address)
                                        Attention:  Malcolm Graham, Esq.

                   If to Lender, to:    Imagine Investments, Inc.
                                        8150 No. Central Expressway
                                        Suite 1901
                                        Dallas, Texas 75206
                                        Attention:  Gary Goltz, General Counsel

                   With a copy to:      Michael M. Fleishman, Esq.
                                        Greenebaum Doll & McDonald PLLC
                                        3300 National City Tower
                                        Louisville, Kentucky 40202

         10.  Miscellaneous.

            10.1 Future Advances. This Stock Pledge Agreement also secures all additional loans and/or future advances that may be made hereafter at any time by Lender to Borrower and/or Guarantor.

            10.2 Governing Law. The laws of the Commonwealth of Kentucky shall govern the construction of this Stock Pledge Agreement and the rights, remedies and duties of the parties hereunder.

            10.3 Successors and Assigns. This Stock Pledge Agreement shall bind Guarantor and his successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

            10.4 Time of Essence. Time shall be of the essence in the performance of Guarantor's obligations hereunder.

            10.5 Captions. The several captions, headings, sections and subsections of this Stock Pledge Agreement are inserted for convenience only and shall be ignored in interpreting the provisions of this Stock Pledge Agreement.

<page 60>

            10.6 Modifications. This Stock Pledge Agreement may be modified or amended only by written agreement executed by all of the parties hereto.

         11. Termination. This Stock Pledge Agreement shall terminate when the Note and all the other Secured Obligations have been paid in full, at which time Lender shall reassign and redeliver, without recourse upon or warranty by Lender and at the expense of Guarantor (or cause to be so reassigned and redelivered to Guarantor or to such person or persons as Guarantor shall designate), against receipt, such of the Stock (if any) as shall not have been sold or otherwise applied by Lender pursuant to the terms hereof and shall still be held by it hereunder, together with appropriate instruments of reassignment and release.

         In Witness Whereof, the parties have entered into this Stock Pledge Agreement as of the date first written above.


________________________________     ______________________________
Witness                              J. Steven Wilson
                                            ("Guarantor")





                                    Wilson Financial Corporation


_____________________________       By:____________________________
Witness                             Title:_________________________

                                               ("Borrower")


                                    Imagine Investments, Inc.



______________________________      By:_____________________________
Witness                             Title:__________________________

                                               ("Lender")

<page 61>


                        Bank Boston, N.A.



February 25, 1999

Imagine Investments, Inc.
8150 North Central Expressway, Suite 1901
Dallas, Texas   75206
Attn:  Gary Goltz, General Counsel

Wilson Financial Corporation
7800 Belfort Parkway
Jacksonville, Florida  32256
Attn:  J. Steven Wilson, President

         Re: Release of Collateral for Loan from Bank Boston, N.A. to Wilson Financial Corporation

Gentlemen:

         The purpose of this letter is to confirm the understanding and agreement of Bank Boston, N.A. (the "Bank"), concerning (i) the release of certain stock pledged as collateral for payment of the indebtedness owed by Wilson Financial Corporation, a Florida corporation (the "Borrower") to the Bank, and (ii) the grant by the Borrower to Imagine Investments, Inc., a Delaware corporation ("Imagine"), of a second lien on, and security interest in, the "Stock," as hereinafter defined.

         As of the date hereof, the Bank represents to Imagine that the Borrower has pledged a total of 2,224,961 shares of stock (the "Stock") of Riverside Group, Inc., a Florida corporation, owned by the Borrower, to the Bank, as collateral for payment of the indebtedness owed by the Borrower to the Bank (the "Bank Boston Indebtedness"), the current outstanding principal balance of which is $3,000,000 as of the date hereof. The Bank agrees not to increase the outstanding principal balance of the Bank Boston Indebtedness and not to make any other loan to Borrower or to J. Steven Wilson ("Steven") and not to accept any guaranty from either of them that would be secured by a pledge of or lien on the Stock.

         The Borrower has advised the Bank that it intends to obtain a loan from Imagine in the amount of $6,000,000 (the "Imagine Loan"), which loan will enable the Borrower to make its regularly scheduled payments of principal and interest on the Bank Boston Indebtedness, as well as to pay other obligations of the Borrower. The Borrower and Imagine have further advised the Bank that Imagine is not willing to make the Imagine Loan unless Imagine obtains a lien on and security interest in all of the Stock and other stock owned by the Borrower, and unless the Bank agrees to the pledge by the Borrower of all the stock of the Corporation owned by Borrower (of which the Stock is a part) and agrees to release portions of the Stock on a pro-rata basis, as principal reductions in the Bank Boston Indebtedness are made by the Borrower.

<page 62>

     The Bank hereby irrevocably consents to (i) the grant by Borrower and Steven of an option in favor of Imagine for Imagine to purchase 785,173 shares of the Stock (and/or other shares of stock of the Corporation) and (ii) also the exercise of such option by Imagine, so long as $1,430,977.70 (785,173 shares x $1.35) of the purchase proceeds are applied to the Bank Boston Indebtedness, if it has not already then been paid off, at which time the Bank shall release its lien on the subject shares.

     The Bank hereby irrevocably consents to the making of the Imagine Loan to Borrower and the grant by the Borrower in favor of Imagine of a lien on, and security interest in, all of the Stock to secure the Imagine Loan (it being agreed and understood, that such lien on and security interest in the Stock in favor of Imagine shall be junior to the lien of the Bank on the Stock until such Stock is released by the
Bank). The Bank further irrevocably agrees that upon its receipt of any payment of the principal of the Bank Boston Indebtedness (from whatever source), the Bank shall release portions of the Stock from the lien and security interest of the Bank thereon, based on the release of one (1) share of the Stock for each $1.35 of payment of principal of the Bank Boston Indebtedness; however, upon the final payment of principal of the Bank Boston Indebtedness, the Bank shall only release the remaining shares of Stock that it holds, upon the payment of the principal balance, plus accrued interest and the Bank's out of pocket costs.

     The Bank irrevocably agrees that upon its release of portions of the Stock from time to time as contemplated above, the Bank will obtain and deliver directly to Imagine at its address listed above, or to such other address as Imagine may notify the Bank in writing from time to time hereafter, original certificates representing such released shares of the Stock. Borrower and Imagine recognize that at the time the Bank is to release shares of the Stock to Imagine, the Bank may not be in possession of original certificates representing the exact number of shares to be released. If that is the case, the Bank agrees to promptly send to the transfer agent one or more certificates, representing shares aggregating not less than the number the Bank is to release to Imagine, and request that the certificates be divided into two or more certificates, one of which will be for the number of shares the Bank is to release to Imagine. The Bank will request of the transfer agent that it send the released shares directly to Imagine; however, if the transfer agent sends the certificate for the released shares back to the Bank, the Bank will immediately upon receipt forward the same to Imagine. At the time the Bank sends shares to Imagine or to the transfer agent, the Bank will, under separate cover, send Imagine an executed blank stock power, if after doing so, the Bank will still have adequate powers for its own needs.

     Notwithstanding anything herein to the contrary, the Bank shall at all times, prior to the termination of the Agreement for Additional Compensation between the Bank and the Borrower, dated November 30, 1994, a copy of which is attached hereto as Exhibit A and incorporated

<page 63>

herein for reference (the "Agreement"), hold at least 150,000 shares of the Stock, adjusted for dilution as provided in the Agreement (the "Base Shares"). Despite the Bank's option to purchase all or any portion of the Base Shares, as set forth in the Agreement, Imagine shall retain its lien in the Base Shares. If the Bank exercises its option to purchase the Base Stock, Imagine's lien thereon shall terminate and the Bank shall forward such portion of the purchase proceeds, if any, as would otherwise go to the Borrower, to Imagine.


     Notwithstanding anything herein to the contrary, in the event of a default of the Bank Boston Indebtedness, the Bank may exercise all remedies available to it under the various instruments and agreements evidencing and governing the Bank Boston Indebtedness, provided, the Bank first gives five (5) business days notice (the "Notice") to Imagine and Borrower of its intent to exercise such remedies. The
Bank shall give Notice in writing and have it (1) personally delivered against a written receipt, (2) sent by confirmed telephonic facsimile, or (3) delivered to a reputable express messenger service (such as Federal Express, DHL Courier and United Parcel Service) for overnight delivery, addressed as follows:

          To Borrower:   Wilson Financial Corporation
                         7800 Belfort Parkway
                         Jacksonville, FL 32256
                         Attn:  J. Steven Wilson
                         Telephone: (904) 281-2200
                         Fax: (904) 296-0584

          To Imagine:    Imagine Investments, Inc.
                         8150 North Central Expressway
                         Suite 1901
                         Dallas, Texas  75206
                         Attn:  Gary Goltz, General Counsel
                         Telephone: (214) 365-1905
                         Fax: (214) 365-6905

                    cc:  Michael M. Fleishman, Esq.
                         Greenebaum Doll & McDonald PLLC
                         3300 National City Tower
                         Louisville, Kentucky  40202
                         Telephone:  (502) 587-3530
                         Fax:  (502) 540-2131

     With respect to any payments received by the Bank during the five
(5) business day Notice period, the release provision set forth above shall remain in full force and effect, and therefore, subject to our rights to retain shares for purposes of the Agreement, with respect of

<page 64>

any payment received by the Bank during that period, the Bank shall release one (1) share of the Stock for each $1.35 of payment of principal that the Bank Boston Indebtedness received. Without including any amounts due as a result of the acceleration of the Bank Boston Indebtedness, if the payment referenced in this paragraph is sufficient to cure the default of the Bank Boston Indebtedness, the default shall be deemed cured. If the Bank Boston Indebtedness was accelerated, it shall be restored to the same position as if there had been no acceleration.

     If the Borrower defaults on the Bank Boston Indebtedness, the Bank hereby grants Imagine the right to purchase, in its entirety, but not in part, the Bank Boston Indebtedness at par plus accrued interest and the Bank's out of pocket costs, in which event, all of the loan documents, notes, collateral (including, but not limited to the Stock and associated stock powers) and other instruments or documents evidencing or securing the indebtedness then held by the Bank will be assigned to Imagine without recourse and without representations and warranties of any kind, except as to the amounts, including accrued interest, due and payable to the Bank. Following such assignment, all documents assigned shall be promptly delivered to Imagine. The original certificates of stock shall be accompanied by whatever stock powers Bank Boston now holds.

     Further, the Bank agrees that it is holding all of the Stock as agent for Imagine to perfect Imagine's lien on and security interest in the Stock, and that it will not increase the amount of the Bank
Boston Indebtedness.   The Bank has no affirmative duties as agent
other than the duty to hold the Stock for Imagine and to perform its other obligations set forth in this letter agreement. The Bank shall not be held liable to Imagine or Borrower, their successors and/or assigns, for actions taken in its capacity as agent which result in damages, losses or expenses relating to the Stock, unless the same shall be caused by the gross negligence or willful misconduct of the Bank.

     The Bank agrees that all of its agreements under this letter are and shall be irrevocable, even if the Bank Boston Indebtedness is in default and even if the Borrower becomes insolvent and/or is involved as the debtor in a bankruptcy proceeding. Notwithstanding the foregoing, with respect to any shares of the Stock that the Bank is entitled to retain following the five (5) business day Notice period, the Bank shall have the absolute right, to exercise all remedies provided for in, and to sell such shares in accordance with, the governing loan documents. The sale of the shares shall be free and clear of Imagine's interests in the Stock, except that Imagine shall be entitled to receive net proceeds from the sale, if any, after payment of the Bank Boston Indebtedness at par, accrued interest thereon and the Bank's out of pocket costs. Imagine is not hereby waiving the Bank's duty and obligation to sell the Stock in a commercially reasonable manner.

<page 65>


     Imagine agrees that if the Borrower defaults on the loan made by Imagine to Borrower, Imagine shall not foreclose on its second lien without first paying off the Bank Boston Indebtedness.

     The Bank acknowledges that Imagine is relying upon this letter in agreeing to make the Imagine Loan, without which it would not agree to make the Imagine Loan. Borrower and Imagine acknowledge that the Bank is relying upon this letter in consenting to a second lien being placed on, and a security interest in, the Stock, without which it would not agree to such additional encumbrances.

                              Sincerely,

                              BANK BOSTON, N.A.

                              By:  _________________________________

                              Title:    _________________________________

Agreed  to:

Wilson Financial Corporation

By:  ________________________
Title:________________________
Date:     February 25, 1999

Agreed  to:

Imagine Investments, Inc.

By:       ________________________
Title:    ________________________
Date:     February 25, 1999

LOU-210460-5

<page 66>


                UNCONDITIONAL GUARANTY AGREEMENT


         In consideration of the loan evidenced by the Term Promissory Note made by Wilson Financial Corporation ("Maker") in favor of Imagine Investments, Inc. ("Payee") dated February 25, 1999, in the original principal sum of $6,000,000.00 (the "Note"), the undersigned unconditionally guarantees the prompt payment of (i) the entire principal balance of the Note, (ii) all accrued interest upon the principal balance hereof, (iii) late fees and (iv) all attorneys' fees and costs and expenses of collection incurred by Payee, together with the costs and expenses of maintaining and securing collateral pursuant to all documents and instruments securing repayment of this Note, when due, whether by acceleration or otherwise regardless of the genuineness, validity or enforceability of this Note. The undersigned consents and agrees to be bound by all of the terms of this Note (as the same may be extended or renewed). The undersigned waives all rights and subrogation with respect to this Note or any collateral securing its payment and all rights of recourse or indemnity until this Note and all other obligations of Maker to Payee shall have been fully paid. If any payment made by Maker to Payee later deemed to be a preference or otherwise required to be repaid or returned, the amount of such return or repayment shall continue to be covered by this Guaranty. THE UNDERSIGNED HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THE UNDERSIGNED MAY HAVE TO A TRIAL
BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF,
UNDER OR IN CONNECTION WITH THE LOAN EVIDENCED BY THIS NOTE OR ANY
RELATED LOAN OR LENDING TRANSACTION OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION THEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR PAYEE MAKING THE LOAN
EVIDENCED BY THIS NOTE.  THE UNDERSIGNED AGREES THAT THIS GUARANTY SHALL
BE AND IS DEEMED TO BE INCORPORATED INTO AND MADE A PART OF THIS NOTE AS THOUGH A PART THEREOF.

         The liability of the undersigned shall in no way be affected by any renewal or extension of time of payment of the Note and any other instrument, indebtedness or liability, or by any release or surrender of other security or collateral or guaranty for the Note, or by delay in enforcement of payment of the principal or interest or of any security in connection therewith, or by any other indulgence Payee may grant
Maker.

         The undersigned hereby declares to and covenants with Payee, its successors or assigns, that the undersigned has no defense whatever to any action, suit or other proceedings, at law or otherwise, that may be instituted under or on account of this Guaranty, including all questions as to the validity, regularity or enforceability of the obligation of Maker.

<page 67>

         Notwithstanding the death of the undersigned, this instrument shall be binding on the estate of the decedent as to any obligation incurred either before or after or extended after such death.

         Payee shall not be bound to exhaust its recourse against or upon the security or collateral it may hold or against any other person before being entitled to payment from the undersigned or  of the amount hereby
guaranteed.   This Guaranty Agreement constitutes a guaranty of payment
and not of collection.
         Payee is hereby authorized and empowered, at its option to appropriate and apply to the payment and extinguishment of the liability of the undersigned under this Guaranty Agreement at any time after such liability shall become payable, any and all monies or other property of the undersigned and the proceeds thereof (including safekeeping or pledge) for this or any other liability of the undersigned to the Payee, and including any balance on deposit or otherwise for the account of, or to the credit of, or belonging to, the undersigned.

         Payee is hereby authorized and empowered, at its option, at any time after the liability created by the foregoing guaranty becomes payable, to sell assign and deliver any securities or property at any time given unto or left in the possession or custody of Payee for any purpose
(including safekeeping or pledge) for this or any other liability of the undersigned or in which any of the undersigned may have an interest, at public or private sale, for cash, upon credit, or for future delivery, all at the option of Payee or any of its officers, without demand, advertisement, or notice, all of which are hereby expressly waived.

         Upon any sale or sales at public or private sale, above provided for, Payee, its successors or assigns, may bid for and/or purchase the whole or any part of such securities or property free from any right of redemption, which is hereby waived and released.

         In case of any sale by Payee of any of said securities or property on credit or for future delivery, the securities and property sold may be retained by Payee until the selling price is paid by the purchaser and Payee shall incur no liability in case of failure of the purchaser to take up and pay for the securities or property so sold. In case of any such failure the securities or property may be again sold.

_____________________________     _________________________
     Witness                      J. Steven Wilson
                                       ("Guarantor")
_____________________________
     Witness